7/17

07025405

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agri Energy Limited

*CURRENT ADDRESS Level 1, Suite 4
11 Ventnor Avenue
West Perth WA 6005
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

FILE NO. 82- 35700

FISCAL YEAR 6/30/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 7/18/07



Contents

ARIS
6-30-06
082-35100

	Page no.
Chairman's Letter	2
Executive Summary	10
Year in Review	12
Stakeholder Benefits	14
Director's Report	15
Income Statements	29
Balance Sheets	30
Statements of Cash Flows	32
Notes to the Consolidated Financial Statements	33
Director's Declaration	68
Independent Audit Report	69
Corporate Governance	71
Additional Information	81



Chairman's Letter

Dear Shareholder

The year has seen material progress and development of Australian Ethanol Limited ("AAE") from a 'biofuels hopeful' to become a 'biofuels business'. The Company is on the path to revenues and positive cashflow next year as the planned production facilities in the United States and Australia become a reality.

The corporate mission to establish biofuels operations and production, industry credibility and develop Australian ethanol production is on track for fulfillment by the end of calendar year 2007.

Biodiesel production from the Beatrice facility is scheduled for September 2007 and the Company plans to produce fuel ethanol from the first Australian grain ethanol facility at Swan Hill by the end of 2007. The Beatrice Biodiesel Project in Nebraska, USA, and Swan Hill Ethanol Project in Victoria, Australia, are both world class alternative energy projects which have attracted strong industry partners and offer robust long term returns to the AAE shareholders.

The 2006 financial year has seen increased international investment interest and development of the biofuels industry escalate to a new level with massive industry growth globally. Growth has been particularly strong in Europe and the United States. Australia's alternative fuel development has been largely restricted to biodiesel with up to eleven new facilities being completed or announced for development.

The AAE strategy announced in 2004 of pursuing the acquisition of fuel ethanol production in the United States has been overwhelmingly endorsed with the acquisition cost of production escalating dramatically early in 2006. The planned acquisition of the Tri State Ethanol LLC assets in late 2004 by AAE was at a price of around US$1.00 per operating gallon. The Denco, LLC deal put together by AAE in late 2005 was at an acquisition cost of around US$2.00 per operating gallon. During early 2006 existing ethanol capacity has sold for as much as US$7.00 per gallon. Cost of developing fuel ethanol facility in the United States is currently around US$2.00 per operating gallon. It was disappointing for the management and shareholders that the Company could not support the investment in the Tri State and Denco assets at the time of maximum leverage potential. Nonetheless the sale of the Denco deal in January 2006 to Babcock and Brown Environmental Investments provided the Company with substantial funds to progress the developments in Beatrice and Swan Hill.

The acquisition of Beatrice Biodiesel LLC in February 2006 has seen the Company progress the development of a world class biodiesel facility. AAE is proud to have secured the support of strong industry partners in the United States who endorse the Company's plans at Beatrice and in future locations. During the year, the Company took the decision to support the Axens second generation technology for biodiesel production from soy oil.

Global Industry Perspective

The biofuels industry in the United States has been dominated by the escalation of ethanol development resulting in massive expansion in the industry. The US industry reported an ethanol production capacity of 4 billion gallons in 2005. Projections are that this will increase to over 7 billion gallons by 2009. In contrast the US biodiesel industry has not seen substantial development to date with the industry still dominated by small co-operative style facilities with outdated technology servicing the agricultural markets of the mid west region.

Pressure on engine manufacturers and other industry stakeholders has seen emphasis on quality biodiesel product to meet the ever changing ASTM specifications. Fuel quality is driven by the engine manufacturers requirements to endorse biodiesel product to supply into the main stream fuel industry in the United States. This has created an opportunity in the industry which was identified by AAE in mid 2005 and progressed in early 2006 with the acquisition of the Beatrice Biodiesel Project and the subsequent contracting of Axens for the second generation solid catalyst technology. Axens guarantees a high quality biodiesel that meets the projected ASTM specification changes of the future and has now been proven at the Sete Plant in France, a sister operation to the Beatrice Biodiesel facility.



In the United States, ethanol used for the fuel transport industry currently enjoys a US$0.52 federal subsidy compared with a subsidy for B100 (100% Biodiesel) US$1.00 per gallon.

Both industries are also supported by various state subsidies and mandates together with a range of production credits and development grants by regional groups.

The US President has set a target of 5% biofuels in all transport fuel by 2010. Currently ethanol is around 3.5% of the total gasoline pool and biodiesel is less than 0.5% of the biodiesel pool. Projections show that ethanol will achieve this target before 2010 and biodiesel production and consumption is also expected to achieve this figure.

The overall industry is expected to be further enhanced by increases to the 5% target over the next decade as the US push for energy security drives further legislation. I attended an investment forum on alternative energy in New York earlier this year where the Californian legislators are openly stating figures of 25% renewables by 2025. This has given massive momentum to the biofuels industry in the United States.

Europe and other developed countries are following the global trends with legislation and subsidy promoting the rapid growth of renewable transport fuel. By contrast to the United States, Europe is a diesel economy. Diesel consumption has supported growth across the sector with significant advances in production and agricultural technology. Ethanol development in Europe has been more subdued than biodiesel with industry growth limited to particular countries such as Spain and the eastern block agricultural countries.

Australia has seen substantial growth in biodiesel production with up to eleven new facilities having been announced or developed. After a period of limited Federal and State government support, the fuel price increase during 2006 has put extensive political pressure on the sector with predicted response from government particularly the State governments in Australia. Australia has a favorable taxation support regime for biofuels which is expected to drive industry growth over the next decade. The major fuel companies have recently shown increased support for the industry recently which has resulted in a shortage of quality biodiesel and fuel ethanol in Australia.

This has resulted in a unique opportunity in Australia for groups that can support the funding of biofuels projects.

AAE Strategy

The AAE strategy is counter cyclic to the global industry supporting biodiesel in the United States and fuel ethanol in Australia. The Company is targeting to leverage off the expected strong growth of biodiesel in the United States market by a focus on quality product which has been the inhibitor to growth in the US market. Ethanol in Australia has a huge upside, but the barrier to entry caused by the inability of developers to negotiate strong, suitably priced and bankable offtake arrangements with major oil companies, has constrained investment.

The AAE strategy has been to arrange debt funding in the United States by leveraging off relationships established with strong industry partners and use equity in Australia to develop ethanol assets in a market where non recourse debt will initially be prohibitive at the start up point of the industry.

The strategy enables a balance of about 50% debt, 50% equity across the group.

AUSTRALIAN BIOFUELS PTY LTD

Australian Biofuels Pty Ltd ("ABF") is the wholly owned Australian subsidiary of AAE established as the asset owner for biofuel production and distribution in Australia.

At present the principal asset of ABF is Swan Hill Ethanol Pty Ltd, the developer of the Swan Hill Ethanol Project.

During the 2006 financial year, AAE committed A$9.3million to the development of the Swan Hill Ethanol Project. The funds progressed the acquisition of land, completion of process engineering design, commitment to full detailed engineering, site construction of infrastructure and utilities



US CANADIAN BIOFUELS INC

US Canadian Biofuels Inc ("USCB") is the wholly owned United States subsidiary of AAE established in 2004 as the asset owner for the Company's biofuels business in the United States. USCB, a Delaware Corporation, was previously called US Biofuels Inc, and during the 2005 financial year the name changed to avoid confusion and potential conflict with a biofuels operating Company of the same name registered in the State of Georgia, USA. USCB also reflects potential interest and investment from Canada which has progressed with various groups over the past few years.

The US ethanol industry has experienced massive growth and investment during 2006 in conjunction with the broader energy investment markets throughout the United States taking an aggressive position in the sector. The mid west developers and East Coast financial markets have referred to the alternate energy sector as the 'dot corn' boom. Investment has had the effect of not only increasing the number of ethanol plants announced for development in past months (around 38 new facilities) but also increasing the size of these facilities to 100Mgpy capacity and larger in many instances. Higher global oil prices, energy security issues and fuel refining capacity concerns have seen ethanol prices increase to levels that result in high profitability, strong investor returns and substantial increase in the value of operating capacity.

While USCB is no longer pursuing acquisition of existing ethanol operating capacity in the United States, the Company is pursuing the development of ethanol facilities in strategic locations in the mid west.

The first of these is the Beatrice Ethanol Project on agricultural land acquired adjacent to the Beatrice Biodiesel Project.

During the year, USCB completed an independent corn supply study based on a 55Mgpy ethanol facility at Beatrice. The study reflected a corn supply capacity of over 250Mgpy equivalent. Ethanol offtake contracts have been agreed with CHS Inc giving the group confidence to progress the Beatrice Ethanol Project to basic design using the group's technology partners Praj Industries Ltd and CJ Schneider Engineering.

A development application to the State of Nebraska for the Beatrice Ethanol Project will be submitted in October 2006 with plans to complete engineering and commence construction in the second quarter of 2007, subject to satisfactory progress and performance on the Beatrice Biodiesel Project at that time. Projected returns for the Beatrice Ethanol Project are strong.

USCB is developing the Beatrice Biodiesel Project as outlined above with a target to generate cashflow in the second half of 2007.

USCB has also prepared a prefeasibility study document for a future soy crushing facility at Beatrice. Initial design has been completed together with a full detailed costing of the project. It is the Company's intentions to review soy oil supply in the region over the next two years and in conjunction with CHS make a decision on soy oil future supply and regional crushing to coincide with the term of the annual CHS soy oil supply contract.

USCB is also assessing other biodiesel and ethanol projects in other locations in North America. The strong push by the group is for a second and possibly third biodiesel facility in the United States.

Subsequent to end of the financial year, Carla O Andres was appointed CEO of USCB. Carla has been the Company's legal counsel since inception and is well respected throughout the US biofuels industry. I am confident that Carla can head the group to growth and success in the US market. With the support of the USCB Chief Operating Officer David Blythe, Chief Scientific Officer Dr Michael Douglas and Financial Controller Ray Zipprich, the group have developed the basis of a strong, experienced and well rounded US based management team.

I continue to spend extensive time in the United States, principally in progressing equity and debt raising and also in my capacity as Chairman of USCB and Beatrice Biodiesel LLC.

The immediate principal focus of the group is the generation of strong cashflow from Beatrice Biodiesel LLC.

Beatrice Biodiesel Project

The Beatrice Biodiesel Project is a wholly owned, 50Mgpy (190Mlpy) development to produce B100 (100% Biodiesel) and high quality pharma grade glycerine from crude soy oil feedstock. The project is the largest biodiesel development to be announced in the United States and is located in the highly productive Gage County region where the basis for corn and soy acquisition shows favorable economics.

During the 2006 financial year, the Company completed a series of soy supply, biodiesel technology, biodiesel quality assessment reports and overall project economic studies before committing to the acquisition of Beatrice Biodiesel LLC in February 2006. Prior to the acquisition, AAE had worked closely with David Blythe, the local proponent of the Beatrice Biodiesel Project, and assisted on a number of the prefeasibility study component reports.

The principle differentiation aspects of the Beatrice Biodiesel Project is the technology and the strong industry project partners put in place by USCB.

The Axens Technology is the first solid catalyst biodiesel project to be developed outside Europe. Key advantages include lower capital and operating costs and a guaranteed biodiesel quality which meets both the United States and European specifications (current and projected future). In addition, the biodiesel and glycerine products are low in impurities. Production of such high quality products is achieved trough a simplified production process which eliminates the neutralization and washing steps, waste water and waste solid handling systems of traditional first generation plants.

The Beatrice plant is identical in process and throughput to the 50Mgpy Sete facility owned by Diester Industries which was started up in early 2006 and is currently operating to the European quality specification and at above nameplate design throughput. The Sete plant uses a feedstock of rape seed (canola) which has similar attributes and processing characteristics to soy oil.

USCB has established substantial industry and contractual relationships with robust financial and proven industry partners who have shown strong support for the Company.

These groups include:

- Technology supplier Axens Technologies are a wholly owned subsidiary of the French Institute of Petroleum (FIP). The FIP are one of the premier hydrocarbon technology groups internationally employing 1,745 staff with expertise ranging from hydrocarbon exploration to vehicle manufacture and operability. The group has been involved in biodiesel technology and research since 1984.

- Soy Oil supply and biodiesel product offtake with CHS Inc. CHS is a Fortune 500 Company with an annual revenue of US$11.94billion (2005) and market capitalization of US$4.296billion (2006). CHS is listed on the NASDAQ.

  In agriculture and the aggregation and marketing of agricultural products Harvest States, a subsidiary of CHS Inc, is a major player in the United States agricultural industry. The group represent over 2,000 separate co-operatives and 425,000 producers and ranchers.

  Beatrice Biodiesel LLC has a supply contract with Harvest States for all of the crude and processed soy oil required by the Beatrice Biodiesel Project. The contract includes for Harvest States to have seven days soy oil supply on site at Beatrice at all times.

  Harvest States presence in the United States soy oil industry enables USCB to have strong buying power in the soy oil market which with improved logistics support and extensive volumes handled by Harvest States, provides Beatrice Biodiesel Project with a strong competitive supply position.

  On the fuel side of CHS through Cenex, the Company has partnership with a very strong fuel distribution retailer and marketer of blended fuels. Beatrice Biodiesel LLC has signed a five year marketing agreement with CHS (through the subsidiary group United BioEnergy) to market all of the B100 biodiesel product from the Beatrice Biodiesel Project. Cenex is the largest fuel distribution and retailer in the United States mid west, the largest retailers of E85 blend gasoline and one of the largest retailers of E10 blend in the country. Through their extensive distribution network which includes oil refineries, extensive pipeline distribution and terminals, the Company is supported by a strong long term industry partner.

- Alberici Constructions is a billion dollar annual turnover General contractor who has extensive project operations in Nebraska. Alberici has been contracted as the construction managers for the Beatrice Biodiesel Project. The group is based in St Louis, Missouri with many years experience on successful projects throughout the mid west in energy, industrial and commercial construction.

- Burlington North Santa Fe Railway has put in place transport logistic agreements with Beatrice Biodiesel LLC for the delivery of soy oil and the transport of biodiesel product. The Company has incorporated the capability to handle full train (110 car) capacity which has enabled transport cost and schedule to be competitively contracted throughout the United States distribution network.

- The State of Nebraska is strongly supporting the Beatrice Biodiesel Project with capital and operating incentive packages. The project is one of priority importance to the State and also the Gage County. The Governor of Nebraska, David Heineman recently attended and opened the ground breaking ceremony on behalf of the State of Nebraska.

- CJ Schneider Engineering based in Omaha, Nebraska has supported USCB on detail and front end engineering for the biodiesel, ethanol and soy crushing projects. Chuck Schneider, the principal and owner of the Company, has visited the Sete facility and Axens operations in France together with a number of trips to Australia to support the overall AAE group.

- Agstar Financial Services has committed senior debt for the project to US$28million plus a working capital facility of US$5million. Agstar is a major lender to the United States ethanol industry and are a well respected and knowledgeable group in the alternative energy sector. Their support endorses the implementation program put in place by AAE for the Beatrice Biodiesel Project.

Other major supporters of the project include The First National Bank of Beatrice, Cornerstone Energy and Aquilla Pipeline.

The estimated capital cost for the Beatrice Biodiesel Project is US$52.5million. AAE have also put in place a US$7.5million overrun facility to support the overall project financing package. Funding for the project is a senior debt facility of US$28million with Agstar Financial Services US$2million Tax Increment Finance Package with the First National Bank of Beatrice and a US$30million sub debt package to be arranged to replace the previously negotiated Amaranth LLC convertible note facility. Negotiations are well advanced to replace the Amaranth facility.



Magnesium Assets

The Company continues to support the development work on the Carbothermic Process in conjunction with the CSIRO and Ekka Industries. While funding has been kept to a bare minimum, progress on the technology and pilot plant facilities remain very encouraging. AAE continue to pursue partners or full sale of the magnesite and TasMag assets as a total package. A range of options with various groups have been put in place over time but to date have failed to materialize to a full sale.

The Board remains hopeful of a successful deal favorable to the AAE shareholders to engage the proper exploitation of this world class magnesite deposit over time and work continues to progress towards this end.

In closing

At the end of September 2006, almost US$20million was committed to the development of the Beatrice Biodiesel Project. At this point the project budget and schedule were on target. Planned start up of the facility is August 2007 with full production planned for the third quarter of 2007.

In August 2006, the Board resolved to relocate Head Office operations to Melbourne. With an increasing need to interface with capital markets and locate the strategic planning of the group near the first Australian plants, this move will enhance the development of the Company. Our new offices in Melbourne are being established and is planned to be fully functional by the end of 2007.

Finally, let me again recognize the efforts of Board Members, Richard Payne and David Lymburn, this year joined by Michael Douglas and Phillip Toyne. Their support and on going efforts and counsel have been invaluable to the group's progress. Their friendship and professional advice in what has proved another challenging year is well appreciated. To our new developing managing team the road ahead to complete development of two world class projects is nearing notable milestones. We have set ourselves a monumental task by world standards and the dream is nearing reality. I look forward to the challenge and hard earned success during 2007.

Finally to the long standing and supportive shareholder group joined this year by larger institutional support to the Company, we again thank you for your patience and support. The AAE group can now see the cashflow and revenue light at the end of the tunnel.

From our small beginnings in Perth three years ago, I look forward to the successful start up of the world class operations at Beatrice and Swan Hill to create the shareholder wealth and value that was a mere dream just three years ago.

Peter Anderton
Chairman & CEO
Australian Ethanol Limited







Executive Summary



Peter Anderton is the Company's Chairman and CEO. Mr Anderton has over 30 years experience in engineering, construction and project development principally associated with the mining and industrial sector. Peter has extensive international experience managing projects and companies both private and public. Previous senior positions held are MD of Comet Resources Limited, MD of Minproc Engineers Limited and MD of Australian Silicon Limited.



Michele Graham is the Company's Director of Strategy and Research. Michele is a qualified engineer with a Bachelor of Engineering in Civil Engineering with 1st Class Honours and the University Medal. As a senior consultant with a boutique Australian strategy consultancy and an analyst with Anderson Consulting, Michele has advised global clients in industries as diverse as manufacturing, energy, financial services and information technology. Recently, she has consulted and advised companies in the biofuels industry in Australia. Michele also holds an Executive MBA from the Australian Graduate School of Management and an MPhil from Cambridge University.



Rob Pedulla is the Company's Financial Controller and Company Secretary. Rob has extensive financial experience in Australia having worked with the Mirvac Group and Barclay Mowlem. He is a qualified accountant and CPA. Rob brings solid financial management and statutory compliance capabilities to the AAE team.



Tim Lagdon is the Company's in-house corporate finance resource. Tim worked for the past ten years at NM Rothschild & Sons in Sydney and Perth advising sponsors on raising finance and directly funding projects in the resources and utility sector, as well as completing structured finance and property development transactions. Previously, Tim worked with a major trading bank as part of its Sydney based project finance team. With a solid background in corporate and project finance as well as investment banking, Tim will assist AAE to raise the debt and equity necessary to finance the construction and development of its current and planned projects.



Kim Colero is the Company's Development Manager. Kim is an inaugral Graduate of The Western Australian Government's Rural Leadership Programme and is a recent graduate of the Australian Institute of Company Directors course. He has a long history of working in the rural and regional Areas of Western Australia developing businesses and community infrastructure. His career in the commercial fishing industry and extensive work with the Western Australian Marine Parks & Reserves Authority has provided Kim with considerable insights into regulatory and environmental issues. Kim's role in the company is to identify future ethanol and biodiesel plant sites and to seek all the necessary government approvals.



Jacinda Kettmann is the Company's Corporate & Public Relations Executive. Jacinda has over 15 years experience in marketing and public relations within both the Government and independent business sector. Jacinda's main focus at AAE will be communicating awareness and understanding to the consumer, investor and government bodies on the benefits of ethanol & biodiesel in today's market.



Geoff Spiden is General Manager for Construction. Geoff is a qualified Civil Engineer, Member of the Institution of Engineers (Australia), Chartered Professional Engineer (CPEng). He is a seasoned project and construction manager with over 20 years experience in heavy engineering commercial and infrastructure development and construction. Geoff has extensive experience in oil and gas as a Project Manager on major North West Shelf and on onshore facilities with the Leighton Group in Australia. More recently Geoff was the Project Manager for the construction of two biodiesel facilities built for Australian Renewable Fuels in Adelaide, South Australia and Picton, Western Australia.



Carla Andres has been appointed Chief Executive Officer of US Canadian Biofuels Inc (USCB). Carla, an attorney with 17 years' experience, has been a Board member of USCB since its inception and a legal advisor to AAE in her role as a corporate counsel with the US law firm of Godfrey & Kahn, S.C. She has also been at the forefront of the Godfrey & Kahn Renewable Fuels Team, which is highly regarded in the US biofuels industry as one of the premier legal organizations supporting the industry.



David Blythe is the Chief Operations Officer of US Canadian Biofuels Inc. David is a professional engineer with over 20 years experience in the global energy industry in project management, construction and operations of nuclear power facilities throughout the US. In recent years, David has consulted and advised companies in the biofuels and agricultural industries in the United States. He is a graduate of Washington State University and holds an MBA in International Business from Duke University. He is a Certified Project Manager by the Project Management Institute of the United States.



Ray Zipprich (CPA) is the Financial Controller of US Canadian Biofuels Inc. Ray's previous positions include Senior Vice President and Corporate Secretary at Novactyl, Inc and Vice President and CFO of Fleming and Company Pharmaceuticals, Inc. Ray has a breadth of experience in planning and leadership across a range of areas including operations, finance, accounting, information systems, human resources, debt and equity financing, investor relations and corporate governance.

At the time of printing the Annual Report for this year, Mr Gary Brown has been engaged as Design Manager for ABF based in Melbourne, Australia.

Year in Review

Key Highlights for the 2006 Financial Year have been

- **August 2005**
  Signed the Letter of Intent with the Board of Diversified Energy Company, LLC to acquire all shares in the ethanol, marketing and consulting group, Denco LLC, based in Morris Minnesota.

- **August 2005**
  The Australian Prime Minister, Mr John Howard, reported on the findings and outcomes of the Biofuels Taskforce. The report outlined clarification of government policy as the key requirement for the industry and progress forward.

- **September 2005**
  Issued 4.12 million ordinary fully paid shares in AAE to excluded persons to raise A$1.03million to fund working capital requirement for the group.

- **September 2005**
  Secured exclusive rights and commenced pilot trials in the Swan Hill region for a drought resistant tubar developed in the Arizona region of the United States.

- **October 2005 and April 2006**
  Signed land purchase option agreements for biofuels developed sites at Coleambally, Condobolin and Oaklands in New South Wales, Australia.

- **October 2005 and May 2006**
  Appointed Dr Michael Douglas and Phillip Toyne to the Board of Australian Ethanol Limited.

- **October 2005**
  The company participated in the second Biofuels Roundtable hosted in Canberra, Australia by the Minister for Industry, Tourism and Resources, the Hon Ian MacFarlane MP.

- **December 2005**
  AAE announced the sale for the United States subsidiary company Big Island Grains LLC for A$8million plus the reimbursement of all costs to Babcock and Brown Environmental Investments Limited. The principle asset of Big Island Grains LLC was the contract to acquire Denco LLC and the senior debt finance package of US$33million with Hudson United of Connecticut to partially fund the acquisition.

- **December 2005**
  The group Chairman Peter Anderton and AAE Director Richard Payne exercised options and made payments of $325,000 and were issued 1.3 million ordinary fully paid shares in the company.

- **January 2006**
  Repaid all corporate debt by a cash payment to Multiplex Limited and the issue of shares to Mitsui and Company (Australia) Limited in lieu of a cash payment.

- **February 2006**
  Through the wholly owned subsidiary US Canadian Biofuels Inc acquired Beatrice Biodiesel LLC for A$600,000 and the issue of five million fully paid shares (to be paid and issued in four stage transactions) from Monte Cristo Development Company, LLC a company associated with the USCB Chief Operations Officer, David Blythe.

- **March 2006**
  Contracted Axens Technologies of Paris, France and CJ Schneider Engineers of Omaha Nebraska to provide the technology and detail engineering support for the Beatrice Biodiesel Project.

- **April 2006**
  Completed the placement of 41.5 million ordinary paid shares to raise A$12.45million to institutional shareholders. The placement successfully resulted in the Company attracting a number of respected institutional shareholders to the group and overcome the dominance of Multiplex Limited on the share register.

- **April 2006**
  Committed A$2million to the development of the Beatrice Biodiesel Project in Nebraska USA.

- **April 2006**
  Committed A$9.3million to the development of the Swan Hill Ethanol Project in Victoria, Australia.


CLEAN FUEL
CLEAN AIR
CLEAN WATER
ETHANOL
Good for Australia
Nufarm
CASE IH

- **April 2006**
  Company representatives Peter Anderton and David Blythe together with Chuck Schneider and Norris Smith of CJ Schneider Engineers visited the sister plant to the Beatrice Biodiesel Project located in Sete, France. The Sete plant had commenced operations in March 2006 and had completed a successful start up meeting specification quality biodiesel at design throughput using a feedstock of rape seed (canola) oil.

- **April 2006 and June 2006**
  Signed key soy oil supply and biodiesel offtake contracts for the total Beatrice Biodiesel Project requirements with CHS Inc.

- **July 2006**
  Completed the acquisition of land at Swan Hill for the development of the Swan Hill Ethanol Project.

- **July 2006**
  Appointed Ms Carla O Andres to the position of Chief Executive Officer of the wholly owned United Sates subsidiary, US Canadian Biofuels Inc.

- **August 2006**
  Signed exclusive agreement and term sheet with Amaranth LLC to fund US$30million by way of a convertible note into AAE to fund the sub debt for the development of the Beatrice Biodiesel Project.

- **August 2006**
  Commenced construction at Swan Hill of the Swan Hill Ethanol Project.

- **August 2006**
  Approved Alberici Constrcutions of St Louis Missouri as Construction Manager for the Beatrice Biodiesel Project.

- **September 2006**
  Commenced site construction at Beatrice for the Beatrice Biodiesel Project.

- **September 2006**
  Received credit commitment approval from Agstar Financial Services for US$28million in senior debt and US$5million working capital facility to fund the senior debt facility for the Beatrice Biodiesel Project.

- **September 2006**
  Received the final conditional term sheet for the US$2million Tax Increment Finance Package to support the service debt for the funding of the Beatrice Biodiesel Project.

- **September 2006**
  Terminated the exclusive agreement and term sheet agreement with Amaranth LLC for the sub debt funding of the Beatrice Biodiesel Project following the announcement of substantial losses by Amaranth LLC in natural gas derivate trading in the United States.

Stakeholder Benefits

Stakeholder Benefits of a Strong and Vibrant Biofuels Industry in Australia

Grain Growers

The "single vision 2025" of the Australian grain industry is to double crop yield by 2025. This will result in an increase of grain production in Australia from about 40 million tones to 80 million tonnes annually. The optimum offtake market for the Australian grower is the domestic market which is less volatile, gives a higher return and to a degree is protected by transport costs barriers from other markets. The extensive markets of Asia do not traditionally pay high prices. Other major consumer markets in Europe, United States and Japan have substantial agricultural subsidy programs in place. The Middle East has been a traditionally strong market but Australia competes directly against the Black Sea grain production which traditionally operates at substantially reduced prices to Australian grain.

The 2025 vision requires a strong, stable and expanded domestic offtake. Biofuels have the ability to do this while maintaining sensible long term prices to growers and offering long term stable offtake without the volatility of the international market.

Lot Feeders

Despite a strong lobby of protest from the Lot Feeders Association in Australia, an expanded and more diversified domestic grain market will offer long term stability of supply and long term sustained reduction in pricing. There will always be pricing pressure in any market but if the growers 2025 vision is achieved an expanded industry with higher yields will result in lower long term grain prices.

Lot feeders will also benefit from the availability of large quantities of quality distillers grain byproduct of the ethanol production process. Distiller's grain is a consistent, easily digestible and efficient form of protein in the feed mix. International experience has seen the lot feeders totally support and promote the benefits of fuel ethanol production to the feed lot industry in their region.

Motorists and Consumers

Ethanol increases fuel efficiency, reduces particulate tailpipe emission, enhances octane levels and lowers fuel retail price. In major cities biofuel blends reduce particulate pollution and reduce the incidence of respiratory diseases.

Rural and Regional Communities

An ethanol production facility brings to a local community local investment, economic activity, growth, jobs and an increase in disposable income in the region. Ethanol production has a positive economic, environmental and social impact on a local community.

Oil Producers

Ethanol and bio diesel provide an environmentally friendly fuel blend to the black oil industry. Ethanol blend improves combustion and increases energy efficiency. Biofuels are renewable fuels which have the ability to extend finite black oil reserves.

Government

Biofuels reduce the countries reliance on imported oil products, has a positive affect on the social, demographic and economic position of rural communities. Biofuels have a positive affect on the nation's balance of payments. They reduce greenhouse gasses, improve the air quality of the major cities and reduce instance of lung disease. The increased use of biofuels has positive social, economic environmental affects to the whole nation.

City Communities

Biofuels reduces pollution from the combustion of transport fuels, improves air quality and reduces the instances of lung and respiratory disease.

International Communities

Biofuels reduce greenhouse gas production, extends finite black oil reserves, and reduces the environmental damage from oil exploration, production, transport and refining. Biofuels production promotes decentralization by providing economic and social boost to rural and regional communities. Biofuels industries reduce the grain and sugar cost structure internationally by providing strong domestic grain markets.

Director's Report

The Directors present their report together with the financial report of Australian Ethanol Limited ("the Company" or "AAE") and the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditor's report thereon.

The Directors of the Company at any time during or since the end of the financial year are:

1. DIRECTORS

MR PETER WILLIAM FRANCIS ANDERTON
CP Eng, BE (Hons UWA), F Aus I MM, FI E Aust Age 55
Mr Anderton is the Company's Chairman and CEO. Mr Anderton has over 30 years experience in engineering, construction and project development principally associated with the mining and industrial sectors. He is a professional engineer and a graduate of the Oxford University Program (UK). Mr Anderton has extensive international experience managing projects and companies both private and public. Previous senior positions held are Owner/Partner of Lycopodium Pty Ltd, Managing Director of Comet Resources Limited, Managing Director of Minproc Engineers Limited and Managing Director of Australian Silicon Limited. He was a foundation director of Gemco Limited. Mr Anderton has interests in farming and commercial fishing in Western Australia and operates a primary industry group through entities associated with his family business.

Mr Anderton has set up and established companies in the United States as well as Africa, Asia and South America. He is experienced in the turnaround of operations that have experienced corporate and financial collapse.

Mr Anderton was appointed as a Director and Chairman of the Company on 8 January 2001.

MR RICHARD ANDREW PAYNE
B.Juris (Hons), LLB Age 51
Mr Payne is a commercial solicitor and the principal of the legal firm Richard Payne & Associates. Mr Payne has practiced in the corporate and commercial areas of the law for 25 years. He has had extensive experience in advising and acting as a director of publicly listed and private companies. He is the Chairman of ZBB Energy Corporation, a USA corporation based in Wisconsin that is listed on the ASX and a director of the Broome International Airport group of companies.

Mr Payne was appointed as a Non-executive Director of the Company on 28 February 2002.

MR DAVID ANDREW LYMBURN
B. Acc, CA Age 45
Mr Lymburn is a Chartered Accountant with over 20 years experience in accounting and corporate management. He has held positions with major accounting firms as well as senior accounting and finance roles with publicly listed companies. Mr Lymburn was formerly a Director of Allied Gold Limited.

Mr Lymburn was appointed as a Non-executive Director of the Company on 6 December 2002.

MR PHILLIP TOYNE
LLB, Dip. Ed Age: 58
Mr Toyne is an environmental consultant and conservationist with over 30 years experience in teaching, legal advisory and government. He is President of the Australian Bush Heritage Foundation, previous head of the Australian Conservation Foundation. Mr Toyne has held positions as the Deputy Secretary for the Australian Department of Environment (1994-1997), Executive Director of Australian Conservation Foundation (1986-1992) and Visiting Fellow at the Australian National University. He is the author of the environmental publication, "The Reluctant Nation".

Mr Toyne has held positions as: Commissioner of the Murray-Darling Basin; advisor to Prime Minister Keating; member of the National Landcare Advisory Committee; member of the Genetic Manipulation Advisory Committee and a member of the Lake Eyre Basin Coordinating Group.

Mr Toyne spent a number of years as a school teacher in remote aboriginal communities and as legal counsel for aboriginal groups. Mr Toyne is a director of Integrated Tree Cropping Limited, CVC Sustainable Investments Pty Ltd and

Earthmark Institutes Pty Ltd.
Mr Toyne was appointed as a Non-executive Director of the Company on 15 May 2006.

DR MICHAEL GILBERT DOUGLAS
Ph.D. Age: 61
Dr Douglas is Assistant Dean, Professor of Biochemistry and Molecular Biology and Director of the Office of Technology Management at University of Arkansas Medical Sciences, Little Rock, Arkansas. He has held the role of Chief Executive Officer and Chief Scientific Officer of Novactyl, Inc., a pharmaceutical development company. Dr Douglas's previous experience includes the Executive Vice President and Chief Scientific Officer of Fleming Pharmaceuticals, Chief Executive Officer and Chairman of the Board of Sigma Diagnostics, Professor and Chairman of Biochemistry and Biophysics and the Curriculum in Genetics and Molecular Biology and Biotechnology at the University of North Carolina Medical School, Chapel Hill, North Carolina.

Dr Douglas has authored numerous peer reviewed scientific articles and is an elected member of different scientific and professional societies. On a personal basis he maintains active positions on various civic progress and company boards and several scientific advisory boards.

Dr Douglas is a well respected professional scientist in the United States and offers enormous depth to the Company's plans to expand into the United States biofuels market.

Dr Douglas was appointed as a Non-executive Director of the Company on 31 October 2005.

2. COMPANY SECRETARY

Mr Roberto Pedulla was appointed as Company Secretary and Financial Controller in May 2006. Mr Pedulla has extensive financial experience in Australia having worked with the Mirvac Group and Barclay Mowlem. He is a qualified accountant and CPA.

3. DIRECTORS' MEETINGS

The number of directors meetings and number of meetings attended by each of the directors of the Company during the financial year are:

Directors	No of meetings held whilst a Director	Number of meetings attended
Mr P W F Anderton	8	8
Mr R A Payne	8	8
Mr D A Lymburn	8	8
Dr M G Douglas	6	4
Mr P Toyne	1	1

4. REMUNERATION REPORT

4.1 Principles of Compensation – audited
Remuneration of directors and executives is referred to as compensation as defined in AASB 124.

Compensation levels for key management personnel and secretaries of the Company and relevant key management personnel of the consolidated entity are competitively set to attract and retain appropriately qualified and experienced directors and executives. The Remuneration Committee was formed in August 2006 and its first meeting is planned before the end of the 2006 calendar year. The Remuneration Committee will obtain independent advice on the appropriateness of compensation packages of both the Company and consolidated group given trends in comparative companies both locally and internationally and the objectives of the Company's compensation strategy.

The compensation structures adopted by the Company are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders.

Compensation packages include a mix of fixed cash compensation, variable cash compensation and short and long term performance based incentives.

In addition to salaries, the consolidated entity provides non-cash benefits to its key management personnel, and staff, and contributes to a superannuation plan on behalf of all staff.

Fixed Compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee (previously the full Board) through a process that considers individual, segment and overall performance of the consolidated entity. In addition, if required external consultants provide analysis and advice to ensure the directors' and senior executives' compensation is competitive in the marketplace. Executive compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an "at risk" bonus provided in the form of cash, while the long-term incentive (LTI) is provided as options over ordinary shares of the Company under the rules of the Option Plan approved 30 November 2004.

Short-term incentive bonus

Bonuses are specified for key management personnel and other staff in their employment contracts. The cash bonus is subject to satisfactory corporate and personal performance with a fixed percentage of base cash salary plus superannuation payable. The cash bonus may not be paid at the discretion of the Board. The cash bonus is only paid to key management personnel and other staff who are employed at the time when the payment is due.

Long-term incentive

Options are issued under the Option Plan. Participation is at the discretion of the Board. The ability to exercise the options is conditional on the key management personnel and other staff meeting a service criteria and the share price on the Australian Stock Exchange (ASX) achieving a pre determined price. The principle option condition is that the ordinary shares in the Company must trade at or above for 10 trading days at a pre determined price in the period specified for the vesting criteria to be satisfied. The exercise price is nominal in most cases and must be exercised before a specified expiry date.

Service contracts

It is the consolidated entity's policy that service contracts for key management personnel, excluding the CEO and Company Secretary, are for a 3 year term but capable of termination on a 3 or 6 months' notice and that the consolidated entity retains the right to terminate the contract immediately, by making payment equal to the notice period.

Mr Peter W F Anderton, Chief Executive Officer, has a current contract of employment with the Company dated 8 January 2001. The contract specifies the duties and obligations to be fulfilled by the CEO and provides that the Board and CEO will consult and agree objectives for achievement during the year. The current contract expires 31 December 2006 and is currently subject to renegotiation.

Mr Roberto Pedulla, Company Secretary and Financial Controller, has a contract of employment with the Company. This contract is for an unlimited term and is capable of termination on three months' notice. The consolidated entity retains the right to terminate the contract immediately, by making payment equal to three months' pay in lieu of notice.

Non-executive directors

Total directors' fees for all non-executive directors under ASX listing rule 10.17 and clause 12.7 of the Company's Constitution, is not to exceed the maximum level of $200,000 per annum. Directors' base fees are presently up to $50,000 per annum. The non-executive directors do not receive performance related remuneration. Executive Director's fees cover all main board and subsidiary Board activities.

Non-executive directors are granted options in accordance with normal practice, and in order to attract and retain suitably qualified people to hold the office of director. During the year Messrs Payne, Lymburn and Douglas were each issued 600,000 options with vesting criteria based on the share price performance and continuity of service. Full details are disclosed elsewhere in this financial report.

Directors' and executive officers' remuneration (Company and Consolidated)

Directors	Year	Directors Fees $	Salary $	Super-annuation benefits $	Bonus	Consultancy fees $	Other $	Value Options Granted $	Total $
Non - Executive									
Mr D A Lymburn	2006	50,000		-		30,000 (iv)		54,387	134,387
	2005	36,000		-		-		37,740	73,740
Mr R A Payne	2006	50,000		-		62,095 (v)		54,387	166,482
	2005	36,000		-		20,780		37,740	94,520
Dr M G Douglas	2006	33,333		-		-		54,387	87,720
Mr P Toyne	2006	6,250		-		-		-	6,250
Executives									
Mr P W F Anderton Chief Executive Officer & Chairman	2006	-	93,333	8,400	140,000 (i)	327,396 (ii)	30,000 (iii)	271,936	871,065
	2005	-	60,000	5,400	-	180,000	-	113,375	358,775
Mr R Pedulla Financial Controller (appointed 12/4/2006)	2006	-	22,083	2,208		-		30,496	54,787
Mr D R Blythe Managing Director Beatrice Biodiesel LLC (appointed 1/3/2006)	2006	-	26,756	-		40,134 (vi)		30,705	97,595
Former									
Mr R Thomson Chief Financial Officer (resigned 31/12/05)	2006	-	74,353	6,256	-	18,000	-	-	98,609
	2005	-	115,883	10,619	-	-	-	-	126,502
Total compensation: key management personnel including directors (consolidated)	2006	139,583	216,525	16,864	140,000	477,625	30,000	496,298	1,516,895
	2005	72,000	175,883	16,019		200,780		188,855	653,537
Total compensation: key management personnel including directors (company)	2006	139,583	189,769	16,864	140,000	437,491	30,000	465,593	1,419,300
	2005	72,000	175,883	16,019		200,780		188,855	653,537

(i) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Anderton, was paid a performance fee on the successful completion of the sale of the US subsidiary, Big Island Grains LLC, to Babcock & Brown Environmental Investments Limited (BEI) for $8 million plus reimbursement of all costs in January 2006, in the amount of $140,000.

(ii) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Anderton, was paid for the provision of technical and project management, consulting fees in the amount of $175,000.

(ii) During the period, TIC Management Inc, a United States entity associated with Mr Anderton, was paid for the provision of technical and project management consulting services, provision of personnel, legal support and construction services fees in the amount of $152,396 (approximately US$115,000).

(iii) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Peter Anderton provided a financial guarantee and undertaking of support of up to $200,000 for the term from 3 June 2005 to 2 September 2005 for a fee of $10,000 per month. $30,000 was paid under the deed of undertaking.

(iv) During the period, Arran Pty Ltd, an Australian entity associated with Mr Lymburn, was paid for the provision of corporate and financial services fees in the amount of $30,000.

(v) During the period, Richard Payne and Associates an Australian entity associated with Mr Payne, was paid for the provision of legal services fees in the amount of $62,095.

(vi) During the period, Monte Cristo Development Company, a US entity associated with David Blythe, was paid for the provision of technical consulting services in the amount of $40,134.

The following factors and assumptions were used in determining the fair value of options on grant date:

Grant Date	Expiry Date	Fair value per option $	Exercise Price ** $	Price of shares on grant date $	Discount %
24/12/04	30/06/07	0.06	0.50	0.23	-
27/04/06	27/04/11	0.83	1.00	0.92	10
27/04/06	27/04/11	0.78	1.00	0.92	15
27/04/06	27/04/11	0.74	1.00	0.92	20
12/04/06	01/09/10	0.80	1.00	0.89	10
12/04/06	01/09/10	0.71	1.00	0.89	20
12/04/06	01/09/10	0.62	1.00	0.89	30
01/05/06	01/12/10	0.69	1.00	0.77	10
01/05/06	01/12/10	0.62	1.00	0.77	20
01/05/06	01/12/10	0.54	1.00	0.77	30

** The exercise payment for the total number of options listed with an exercise price of $1.00 is the total amount payable per tranche (tranches are distributed in three equal parts). The exercise price for options listed at $0.50 is exercisable at $0.50 per share.

4.2 Equity instruments - audited

All options refer to options over ordinary shares of Australian Ethanol Limited, which are exercisable on a one-for-one basis under the Option Plan.

Options and rights over equity instruments granted as compensation

Details on options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that were vested during the reporting period are as follows:

	Held at 1 July 2005	Number of options granted in this period	Exercised	Held at 30 June 2006	Number of options vested as at 30 June 2006	Expiry Date	Fair Value per Option at Grant Date $	Exercise Price $
Directors								
Mr P Anderton	1,000,000	-	(1,000,000)	-		-		-
		3,000,000	-	3,000,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Mr D Lymburn	200,000	-	-	200,000	200,000	30/6/2007	0.06	0.50
		600,000	-	600,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Mr R Payne	500,000	-	(300,000)	200,000	200,000	30/6/2007	0.06	0.50
	-	600,000	-	600,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Dr M Douglas	-	600,000	-	600,000	-	27/4/2011	0.83, 0.78, 0.74	* 1.00
Mr P Toyne	-	-	-	-		-	-	-
Executives								
Mr R Pedulla	-	615,000	-	615,000	-	1/9/2010	0.80, 0.71, 0.62	* 1.00
Mr D Blythe	-	990,000	-	990,000	-	1/12/2010	0.69, 0.62, 0.54	* 1.00

* The exercise payment for the total number of options listed is a nominal $3.00. Exercise price of $1.00 is the total amount payable per tranche (tranches are distributed in three equal parts). The fair value is listed separately for each tranche.

No options held by directors or key management personnel are vested but not exercisable.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate

All options expire on the earlier of their expiry date or termination of the individual's employment contract. In addition to a continuing employment contract, the ability to exercise options is conditional on the consolidated entity achieving certain share price performance hurdles.

5. PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the course of the financial year was pursuing the development of global biofuels opportunities particularly in Australia and the United States of America.

Significant biofuels project development activities were:

- The commitment in April 2006 to develop the 100 Mlpy Swan Hill Ethanol Project in Victoria, Australia.

- The commitment in April 2006 to develop the 50 Mgpy Beatrice Biodiesel Project in Beatrice, Nebraska, United States

- The sale in January 2006 to Babcock and Brown Environmental Investments (BEI) for $8 million plus all costs of the wholly owned United States subsidiary, Big Island Grains LLC, which owned contracts and financing agreements to acquire the ethanol operating group, Denco LLC, Morris Minnesota together with associated entities

- The commencement of the development the 55 Mgpy Beatrice Ethanol Project in Beatrice, Nebraska, United States.

  The Company also has a residual interest in a mineral exploration project – Tasmanian Magnesium Metal Project (Tasmag Project) in Tasmania.

  During the year the Company continued to assess alternative magnesium metal technology options and potential joint venture participants to develop the Company's magnesite tenements in northwest Tasmania.

6. OPERATING AND FINANCIAL REVIEW

The Company (AAE) has plans to develop biofuel assets in Australia, the United States and other locations.

During the operating period, 1 July 2005 to 30 June 2006, the company progressed developments as follows:

- **Denco LLC**
  In late 2005, the Company put in place contracts and agreements to acquire the assets of the ethanol operating company, Denco LLC, together with assets held in other associated groups. The deal was established through the wholly owned subsidiary company of AAE, Big Island Grains LLC, a limited liability company incorporated in Minnesota.

  The deal included a senior debt facility negotiated with Hudson United Bank of Connecticut, USA, final shareholder approval for the acquisition from 360 Denco shareholders together with other funding and development agreements.

  AAE introduced Babcock & Brown Environmental Infrastructure Limited (BEI) to the opportunity and planned a joint venture relationship to support funding and operation of the Denco acquisition. In late November 2005, a number of cultural and funding discussions took place between AAE and BEI resulting in AAE selling their total interest in Big Island Grains LLC which included the contract to acquire Denco LLC and associated companies to BEI. Consideration for the transaction was A$8M plus repayment of all AAE costs which amounted to approximately A$1.5M. The transaction was settled on 3 January 2006.

- **April Capital Raising**
  In April 2006, AAE raised A$12.45M from the issue of 41,500,000 shares at an issue price of A$0.30 per share. The issue resulted in a reconstruction of the AAE share register with a number of Australian and international institutions taking a significant interest in the company.

- **Australian Biofuels Pty Ltd (ABF)**
  ABF is a wholly owned (100%) subsidiary of AAE established to develop biofuel assets in Australia. During the period ABF undertook the following activities:

(i) Swan Hill Ethanol Pty Ltd (100% ABF)
The Company advanced the development of the Swan Hill Ethanol Project in Victoria, Australia. The project is a 100Mlpy fuel ethanol development using a multi grain feedstock of corn, wheat, barley and sorghum. The definitive feasibility study for the project was completed in January 2005.

During the period, ABF committed A$9.3M to the development. Praj Industries Limited of Puné, India completed the process engineering and advanced the detailed engineering for the process facility. Process Design & Fabrication (PDF) of Melbourne, Australia were engaged to complete detailed engineering and Australian design requirements including civil, structural steel and electrical/instrumentation. Design work is progressing.

Subsequent to the period, the Company has commenced construction at the Swan Hill site and has ordered long lead process items principally process equipment from Praj Industries for the project. AAE is arranging full finance for the Swan Hill ethanol project, estimated to cost A$75M.

(ii) Swan Hill Biodiesel Project
The Company has commenced design and permitting of the Swan Hill Biodiesel Project to be co-located with the Swan Hill Ethanol Project at Woorinen South, near Swan Hill in Victoria Australia. The process planned for the Swan Hill Biodiesel facility is to be provided by Axens Process Technologies of France.

(iii) Other Australian Ethanol Projects
On the east coast of Australia, the Company has put in place land purchase options for the development of ethanol and biodiesel projects at Coleambally (NSW), Condobilin (NSW) and Oaklands (NSW). Initial process design for the facilities has been completed and ABF is currently progressing the permitting and environmental licensing process for these projects.

On the west coast of Australia, ABF has identified two development sites for ethanol and biodiesel facilities. The Company is currently arranging land purchase options and intends to commence the permitting and environmental licensing process.

ABF has progressed with a number of offshore partners the study for a major ethanol export facility in North West Australia. The facility has initially been planned at between 1-2 Blpy capacity.

- **US Canadian Biofuels Inc (USCB)**
  USCB is a wholly owned (100%) subsidiary of AAE, established to develop biofuels assets in the United States.

- **Beatrice Biodiesel LLC (BBL)**
  USCB acquired BBL in February 2006. BBL owns 100% of the Beatrice Biodiesel Project. The Company has completed process design using Axens North America Inc (a subsidiary company of the French Institute of Petroleum) as technology supplier. Detailed engineering has progressed with CJ Schneider Engineering (Omaha Nebraska).

The Company has signed marketing agreements for the supply and off-take of crude soy oil and biodiesel (B100) product with CHS Inc, a Fortune 500 Group, who is the third largest aggregator and distributor of agricultural grains and commodities in the United States and is also a substantial distributor and retailer of gasoline and diesel.

The Company has received a conditional termsheet and has commenced negotiations for a US$30M convertible note to be put in place together with a senior debt facility with Agstar, a significant mid-west agri bank in the United States. The senior debt package is US$30 million, plus a working capital facility of US$5 million.

The Beatrice Biodiesel Project cost is estimated at US$52.5M. AAE has further committed a US$7.5M over run facility taking project finance requirements to US$60M. The Company plans to complete construction of the Beatrice Biodiesel Project in August 2007 and ramp up to full name plate capacity by the end of that year.

- **Beatrice Ethanol Project (100%)**
  The Company has plans to develop and operate a 55 Mgpy ethanol facility adjacent to the Beatrice Biodiesel Project in Nebraska. Initial process design has been completed to support the application for environmental and emission licenses with the State of Nebraska.

The Company has acquired the land and anticipates the funding of the Beatrice Ethanol Project to be obtained in the first half of 2007 with start up planned for 2008.

- **Beatrice Soy Crusher Project (100%)**
  CJ Schneider Engineering has completed design and cost estimate of the Beatrice Soy Crusher Project. It is planned

to co-locate the Beatrice Soy Crusher Project on land already owned as part of the ethanol development. The Company intends to develop the Beatrice Soy Crusher Project in the time frame of 3-5 years depending on the soy oil market in the mid term.

- **Other United States Ethanol and Biodiesel Projects**
  USCB have identified other opportunities in the United States in ethanol and biodiesel. Development and implementation plans for these projects have been advanced during the period.

- **International Biofuels Pty Ltd (IBPL)**
  IBPL is a wholly owned subsidiary (100%) of AAE to develop biofuel assets internationally. The Company is pursing a number of opportunities in biodiesel and ethanol in South East Asia, Africa and Europe. Planning is at the pre feasibility stage with project development opportunities scheduled once the initial Australian and United States operations have advanced to cash flow and stable operation.

- **Tasmanian Magnesite NL (Tasmag)**
  Tasmag is a wholly owned (100%) subsidiary of AAE established in 1998 as Crest Magnesium NL to develop magnesite assets and tenements into a magnesium metals project in Tasmania, Australia.

Prior to the beginning of the period, AAE entered into an agreement with Minemakers Australia NL whereby Minemakers Australia NL acquired an option to purchase the assets of Tasmanian Magnesite NL who holds retention licenses RL17/1987 and RL18/1987 located in Tasmania, Australia.

The option was subject to a number of conditions which were not satisfied in the option period and so the option lapsed and all TasMag assets reverted unencumbered back to AAE.

During the period, AAE has pursued alternate development and sale options for TasMag with suitable groups. In particular, research supporting the carbo thermic process to produce magnesium metal has advanced with project partners.

The board resolved during the period to write down the carrying value of the TasMag asset from $1,000,000 to $100,000.

7. RESULTS OF OPERATIONS

The profit of the consolidated entity from operating activities after income tax for the financial year was $4,145,959 (2005 Loss: $4,139,555).

8. DIVIDENDS

No amounts have been paid or declared by way of dividend by the Company since the end of the previous financial year. The directors do not propose or recommend the payment of a dividend.

9. STATE OF AFFAIRS

Changes in the state of affairs of the consolidated entity during the financial year were as follows:

- In September 2005 the Company raised $1,030,000 by the issue of 4,120,000 shares at a price of $0.25.
- In December 2005 the Company raised $325,000 from 1,300,000 options exercised at a price of $0.25.
- In May 2006 the Company raised $12,450,000 by the issue of 41,500,000 shares at a price of $0.30.

10. ENVIRONMENTAL

The consolidated entity's operations are subject to environmental regulations under both Commonwealth and State legislation in relation to ethanol project development and mineral exploration and evaluation activities.

The directors are not aware of any significant breaches during the period covered by this report.

11. CORPORATE GOVERNANCE

The Board of Australian Ethanol Limited has resolved to operate under the Corporate Governance Statement adopted at the Meeting of Directors held 7 September 2004.

12. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006 the Company has:

- On 3 July 2006, the Company, on behalf of US Canadian Biofuels Inc, issued 1,500,000 ordinary fully paid shares to Monte Cristo Development Company LLC in consideration for the second tranche payment under the Beatrice Biodiesel LLC Unit Purchase Agreement.

- On 3 July 2006, the Company issued 800,000 ordinary fully paid shares to Multiplex Engineering Pty Ltd in consideration for the buy back of Australian ethanol plant construction rights agreed as a result of the acquisition of Australian Biofuels Pty Ltd in April 2004 from Multiplex Limited.

- On 6 July 2006, the Company appointed Ms Carla O Andres to the position of CEO of the wholly owned United States subsidiary, US Canadian Biofuels Inc, a Delaware Corporation.

- In August 2006, the wholly owned subsidiary, Swan Hill Ethanol Pty Ltd, commenced construction of the Swan Hill Ethanol Project.

- In August 2006, the board resolved to form the following subcommittees to the main board with non-executive chairperson and a majority non-executive membership
  - Audit Committee
  - Remuneration Committee
  - Risk Committee
  - Sustainability Committee

- On 23 August 2006, the Company confirmed the funding plan for the Beatrice Biodiesel Project in Nebraska, USA and the four-stage funding plan for the Swan Hill Ethanol Project in Victoria, Australia.

- In August 2006, the Company announced a placement to sophisticated Investors to raise A$31.2 million and a Share Purchase Plan to all shareholders to support the Swan Hill Ethanol Project four stage funding plan.

- In September 2006, the wholly owned subsidiary, Beatrice Biodiesel LLC, a Nebraska limited liability company commenced construction of the Beatrice Biodiesel Project.

- In September 2006, the Company announced termination of the Amaranth LLC exclusive agreement to put in place a convertible note funding facility for the Beatrice Biodiesel Project.

- In late September 2006, the Company announced the intention to restructure the funding package for the Swan Hill Ethanol Project. The resolution relating to the share placement to sophisticated investors was withdrawn at the Shareholder General Meeting held on 29 September 2006.

13. LIKELY DEVELOPMENTS

The consolidated entity intends to develop a business to manufacture from agricultural feedstock biofuel products and distribute into the Australian and United States fuel domestic markets. Additionally, the consolidated entity intends to pursue further commercial biofuel opportunities in ethanol and biodiesel in other international markets. The Company has researched extensively the ethanol and biodiesel industries globally and intends to develop the best fit model for commercial business opportunities in the transport biofuels industry in Australia and the United States.

14. DIRECTORS' INTERESTS

The relevant interests of each director in shares or options over such instruments issued by the Company and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

	Converting shares	Ordinary shares	Options over Ordinary shares
Mr P W F Anderton	501	1,050,000	3,000,000
Mr R A Payne	-	340,000	800,000
Mr D A Lymburn	-	50,000	800,000
Dr M G Douglas	-	-	600,000
Mr P Toyne	-	-	-

14.1 Loans and other transactions with key management personnel

No loans to key management personnel were made during the period. A financial guarantee was put in place by Mr Anderton's related company, MacDuff Pty Ltd. This agreement has been terminated.

15. CONVERTING SHARES AND SHARE OPTIONS

15.1 Converting shares

At the date of this report, converting shares of the Company issued to Mr P W F Anderton or his nominee are:

Expiry date	Conversion event	Number of converting shares
31 December 2007	Financial Close First Ethanol Plant	84
31 December 2007	Financial Close Second Ethanol Plant	83
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the First Ethanol Plant	84
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the Second Ethanol Plant	83
31 December 2007	First Ethanol plant successfully completing an industry standard 96 hour performance test result	84
31 December 2007	Second Ethanol plant successfully completing an industry standard 96 hour performance test result	83
	Total Converting Shares	501

These converting shares were issued on 24 December 2004 and give Mr Anderton or his nominee the right to be allotted and issued shares based on the following formula for each tranche of converting shares:

$$N = \frac{83,334}{P}$$

N = number of shares to be allotted and issued, and

P = the price per share in dollars determined as the weighted average market price for the shares on ASX over the last 15 days on which sales in the shares were recorded on ASX immediately preceding the relevant conversion event.

15.2 Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Australian Ethanol Limited held directly, indirectly or beneficially, by each director and key management personnel, including their personally-related entities, is as follows:

	Held at 1 July 2005	Acquired	Received on exercise of options	Disposed	Held at 30 June 2006
Mr P Anderton	130,000	-	1,000,000	(80,000)	1,050,000
Mr D Lymburn	50,000	-		-	50,000
Mr R Payne	40,000	-	300,000	-	340,000
Dr M Douglas	-	-	-	-	-
Mr P Toyne	-	-	-	-	-
Mr R Pedulla	-	-	-	-	-
Mr D Blythe	-	1,500,000	-	-	1,500,000

16. EMPLOYEES

The consolidated entity has seven employees other than Mr P.W.F Anderton and Mr R. Pedulla, at the reporting date.

17. INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

Indemnification

The company has agreed to indemnify the following current directors of the Company, Mr P W F Anderton, Mr R A Payne, Mr D A Lymburn, Dr M G Douglas and Mr P Toyne against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The Company has also agreed to indemnify the current directors of its controlled entities for all liabilities to another person (other than the company or a related body corporate) that may arise from their position, except where the liability arises out of conduct involving a lack of good faith. The policy stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

Insurance premiums

Since the end of the previous financial year the Company has paid insurance premiums of $55,752 in respect of directors' and officers liability insurance. The insurance premiums relate to:

- Costs and expenses that may be incurred by the relevant officers in defending proceedings, whether civil or criminal and whatever their outcome; and
- Other liabilities that may arise from their position, with the exception of conduct involving a willful breach of duty or improper use of information or position to gain a personal advantage.

18. NON AUDIT SERVICES

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The non-audit services provided during the year by the auditor was for tax compliance.

All non audit services were subject to corporate governance procedures adopted by the company and have been reviewed by the Board to ensure that they do not impact the integrity and objectivity of the auditor.

The non-audit services provided do not undermine the general principles relating to auditor independence as set in Professional Statements F1 Professional independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards. Details of amounts paid to the auditor are detailed below.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Auditors of the Company KPMG Australia: - audit and review of financial reports	29,500	29,567	29,500	29,567
- other non audit services:	6,450	9,205	6,450	9,205
	35,950	38,772	35,950	38,772

19. LEAD AUDITORS INDEPENDANCE DECLARATION

The lead auditor's independence declaration is set out on page 28 and forms part of the director's report for financial year ended 30 June 2006.

Signed in accordance with a resolution of the directors.

P W F ANDERTON
Chairman

Perth, Western Australia
Dated 29 September 2006

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Australian Ethanol Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial period ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B C FULLARTON
Partner

Perth
29 September 2006

Income Statements

	NOTE	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
For the year ended 30 June 2006					
Revenue	2(a)	4,502,496	50,000	4,802,496	50,000
Ethanol project development expenses		-	(3,607,051)	-	-
General and administrative expenses		(2,867,162)	(478,125)	(1,589,656)	142,381
Impairment of projects		(900,002)	-	-	-
Impairment of loan		-	-	-	(1,786,799)
Impairment of loans to controlled entities		-	-	(901,389)	(3,507,330)
Share based payment expense		(704,961)	(22,400)	(704,961)	(22,400)
Profit / (loss) before financing costs		**30,371**	**(4,057,576)**	**1,606,490**	**(5,124,148)**
Financial income	2(b)	4,487,612	25,641	415,823	24,111
Financial expenses	2(b)	(64,659)	(107,620)	(64,659)	(107,620)
Net financing (costs) / income		4,422,953	(81,979)	351,164	(83,509)
Profit / (loss) before tax		**4,453,324**	**(4,139,555)**	**1,957,654**	**(5,207,657)**
Income tax expense	5	(307,365)	-	-	-
Profit / (loss) for the year attributable to members of Australian Ethanol Limited		**4,145,959**	**(4,139,555)**	**1,957,654**	**(5,207,657)**
Basic earnings per share from continuing operations (cents)	3	10.3	(15.2)		
Diluted earnings per share from continuing operations (cents)		10.2	(15.0)		

The income statements should be read in conjunction with the notes to the financial statements.

Balance Sheets

	NOTE	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
For the year ended 30 June 2006					
CURRENT ASSETS					
Cash and cash equivalents	18	15,643,510	65,678	15,640,498	36,336
Trade and other receivables	6	35,154	55,188	35,154	54,470
Prepayments		15,000	-	15,000	-
TOTAL CURRENT ASSETS		**15,693,664**	**120,866**	**15,690,652**	**90,806**
NON-CURRENT ASSETS					
Trade and other receivables	6	-	-	8,189,646	999,998
Other financial assets	7	197,890	115,000	373,643	1,831,843
Property, Plant and equipment	8	424,987	65,810	77,129	65,810
Intangible assets	9	7,268,317	3,528,315	10,000	-
Exploration and evaluation expenditure	10	100,000	1,000,000	-	-
TOTAL NON-CURRENT ASSETS		**7,991,194**	**4,709,125**	**8,650,418**	**2,897,651**
TOTAL ASSETS		**23,684,858**	**4,829,991**	**24,341,071**	**2,988,457**
CURRENT LIABILITIES					
Trade and other payables	11	2,373,942	115,636	2,373,942	113,571
Provisions	12	150,333	18,682	47,650	18,682
Interest bearing liabilities	13	9,663	-	-	-
Non interest bearing liabilities	14	-	50,000	-	50,000
TOTAL CURRENT LIABILITIES		**2,533,938**	**184,318**	**2,421,592**	**182,253**
NON-CURRENT LIABILITIES					
Interest bearing liabilities	13	22,137	1,634,466	-	1,634,466
Non interest bearing liabilities	14	-	771,111	4,000,000	-
TOTAL NON CURRENT LIABILITIES		**22,137**	**2,405,577**	**4,000,000**	**1,634,466**
TOTAL LIABILITIES		**2,556,075**	**2,589,895**	**6,421,592**	**1,816,719**
NET ASSETS		**21,128,783**	**2,240,096**	**17,919,479**	**1,171,738**
EQUITY					
Contributed equity	15	21,672,486	7,501,110	21,672,486	7,501,110
Reserves	16	593,752	22,400	641,111	22,400
Accumulated losses	17	(1,137,455)	(5,283,414)	(4,394,118)	(6,351,772)
TOTAL EQUITY		**21,128,783**	**2,240,096**	**17,919,479**	**1,171,738**

The balance sheets should be read in conjunction with the notes to the financial statements.

Statements of Changes Equity

Consolidated	Issued Capital	Retained Earnings	Translation Reserve	Share Option Reserve	Total
Opening balance at July 1 2004	34,851,986	(29,743,859)	-	-	5,110,376
Capital Reduction per AGM November 2004	(28,600,000)	28,600,000	-	-	-
Net Profit/(Loss) for the period	-	(4,139,555)	-	-	(4,139,555)
Equity settled share basis payment transactions	-	-	-	22,400	22,400
Share capital issued during the year	1,249,124	-	-	-	1,249,124
Closing balance at 30 June 2005	7,501,110	(5,283,414)	-	22,400	2,240,096
Opening Balance at 1 July 2005	7,501,110	(5,283,414)	-	22,400	2,240,096
Net Profit for the period	-	4,145,959	-	-	4,145,959
Foreign exchange translation differences	-	-	(47,358)	-	(47,358)
Equity settled share based payment transactions	-	-	-	618,711	618,711
Share capital issued during the year	14,171,376	-	-	-	14,171,376
Closing balance at 30 June 2006	21,672,486	(1,137,455)	(47,358)	641,111	21,128,783

Statements of Changes Equity

Company	Issued Capital	Retained Earnings	Translation Reserve	Share Option Reserve	Total
Opening balance at July 1 2004	34,851,986	(29,744,115)	-	-	5,107,871
Capital Reduction per AGM November 2004	(28,600,000)	28,600,000	-	-	-
Net Profit/(Loss) for the period	-	(5,207,657)	-	-	(5,207,657)
Equity settled share basis payment transactions	-	-	-	22,400	22,400
Share capital issued during the year	1,249,124	-	-	-	1,249,124
Closing balance at 30 June 2005	7,501,110	(6,351,772)	-	22,400	1,171,738
Opening Balance at 1 July 2005	7,501,110	(6,351,772)	-	22,400	1,171,738
Net Profit for the period	-	1,957,654	-	-	1,957,654
Foreign exchange translation differences	-	-	-	-	
Equity settled share based payment transactions	-	-	-	618,711	618,711
Share capital issued during the year	14,171,376	-	-	-	14,171,376
Closing balance at 30 June 2006	21,672,486	(4,394,118)	-	641,111	17,919,479

Statements of Cash Flows

	NOTE	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
For the year ended 30 June 2006					
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		8,377,044	-	8,337,044	-
Cash payments in the course of operations		(2,641,684)	(318,823)	(1,236,379)	(1,133,135)
Interest received		238,721	25,641	238,665	24,111
Interest paid		(64,659)	(3,072)	(64,659)	(3,072)
NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES	18(b)	**5,909,422**	**(296,254)**	**7,314,671**	**(1,112,096)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(337,958)	(18,714)	(26,837)	(18,714)
Biodiesel project development expenditure capitalised		(961,058)	-	-	-
Ethanol project development expenditure capitalised		(202,122)	(3,008,888)	-	-
Payments for equity investments		-	-	(699,782)	(1,859,524)
Proceeds from disposal of equity investments		-	10,000	-	10,000
NET CASH USED IN INVESTING ACTIVITIES		**(1,501,138)**	**(3,017,602)**	**(726,619)**	**(1,868,238)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayment of borrowings		(1,905,577)	349,051	(134,466)	-
Proceeds from issue of shares and options		13,805,000	1,312,500	13,805,000	1,312,500
Transaction costs from issue of shares		(729,875)	(65,625)	(729,875)	(65,625)
Advances to controlled entities		-	-	(3,924,548)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES		**11,169,548**	**1,595,926**	**9,016,111**	**1,246,875**
NET INCREASE / (DECREASE) IN CASH HELD		**15,577,832**	**(1,717,930)**	**15,604,163**	**(1,733,459)**
Cash at the beginning of the financial year		65,678	1,783,608	36,336	1,769,795
CASH AT THE END OF THE FINANCIAL YEAR	18(a)	**15,643,510**	**65,678**	**15,640,499**	**36,336**

The statements of cash flows should be read in conjunction with the notes to the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Australian Ethanol Limited (the 'Company') is a company domiciled in Australia. The consolidated financial reports of the Company for the financial year ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the 'consolidated entity'). The financial report was authorised for issue by the directors on 29 September 2006.

The significant accounting policies which have been adopted in the preparation of this financial report are:

(a) Statement of compliance

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. International Financial Reporting Standards ('IFRS') form the basis of Australian Accounting Standards ('AASs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flow of the consolidated entity and the Company is provided in note 25.

The financial report of the consolidated entities comply with IFRS and interpretations adopted by the International Accounting Standards Board, however the Parent financial statements and notes do not comply with IFRS as the Company has utilised the exemption available under AASB 132 Financial Instruments: Presentation and Disclosures; in respect to certain disclosure requirements.

(b) Basis of preparation

The financial report is presented in Australian dollars. The entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 Employee Benefits (December 2004);
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures;
- AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004);
- AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts;
- AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations;
- AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004);
- UIG 4 Determining whether an Arrangement contains a Lease;
- UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
- UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies;
- UIG 8 Scope of AASB 2.

Issued standards not early adopted

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
- AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006;
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and the consolidated entity. However, the quantification of the impact is not known or reasonably estimable in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these events. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates is revised if the revision affects only that period, or in the period of the revision and future periods if the revisions affects both current and future periods.

The financial report is prepared on the historical cost basis except where stated.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards- AIFRS, with the exception of AASB 132 and 139 which has been adopted with effect from 1 July 2005 (note 27).

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c) Biofuels project acquisition and development expenditure

Biofuels project acquisition and development expenditure represents deferred expenditure acquired and incurred on biofuel projects during their development phase, which is the period prior to commencement of construction activities, and the assessed value of the development projects over the carrying value on acquisition of Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd).

Expenditure classified as ethanol or biodiesel ("Biofuels") project acquisition and development expenditure is categorised as a non current asset and carried forward to future accounting periods as long as the expenditure is expected to be recouped through the sale or successful development of the particular development project. When a development project is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that project are written off in the financial period the decision is made. Each project is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.

Amortisation is not charged on costs carried forward in respect of development projects until construction is complete and the asset is ready for commercial use.

(d) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities ("the consolidated entity").

Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(e) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

The consolidated entity recognises revenue from proceeds of asset disposals when those proceeds are received. Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Revenue from the sale of investments are recognised in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

(f) Taxation

Income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at balance sheet date.

A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and its wholly-owned Australian resident entities have not formed a tax-consolidated as at balance sheet date.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Financial Assets

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(h) Intangibles

Projects are classified as intangible assets in development phase until they either move to the construction phase or are written off. When in construction phase the expenditure will be re-classified from Intangibles to property, plant and equipment; capital projects in progress. The transfer from development to construction phase will occur after the following criteria has been substantially satisfied meaning project finance, project approvals, any conditions precedent and subject to board approval.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see impairment accounting policy m).

Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see impairment accounting policy m).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

(i) Plant and equipment

Owned Assets

Items of plant & equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see impairment accounting policy m). Certain items of plant & equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards – AIFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Depreciation and amortisation

Items of plant and equipment are depreciated using the diminishing value method over their estimated useful lives. Depreciation rates used vary between 13% and 40%. Assets are depreciated from the date of acquisition.

(j) Exploration and evaluation expenditure

Exploration and evaluation costs are accumulated in respect of each separate area of interest. Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through the sale or successful development and exploitation of the area of interest, or where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount (see impairment accounting policy m). For the purposes of impairment testing, exploration and evaluation assets are allocated to areas of interest to which the exploration activity relates.

When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made. Each area of interest is also reviewed at the end of each accounting period and accumulated costs written off to the extent that they will not be recoverable in the future.

Amortisation is not charged on costs carried forward in respect of areas of interest in the exploration and evaluation phase until production commences.

(k) Foreign currency

Foreign currency transactions
Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

Financial Statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

(l) Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses (see impairment accounting policy m). Receivables are on 30-day terms.

(m) Impairment

The carrying amounts of the consolidated entity's assets, other than deferred assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for cash-generating unit to which the asset belongs.

Reversal of impairment
Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(n) Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or consolidated entity. Trade creditors payable are normally settled on 30-day terms.

(o) Employee benefits

Wages, salaries, annual leave, sick leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries, annual leave and sick leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

Share-based payment transactions
The share option programme allows consolidated entity employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees becomes unconditionally entitled to the options. The fair value of the options granted is measured using a binomial option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(p) Earnings per share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(q) Segment reporting

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

2 (a) REVENUE

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Fee for sale of interest in joint venture	4,450,000	-	4,450,000	-
Management fees	-	-	300,000	-
Other revenue	52,496	50,000	52,496	50,000
	4,502,496	50,000	4,802,496	50,000

The consolidated entity disposed of its interest in the right to acquire Diversified Energy Company, LLC ('Denco') during the year to an entity associated with Babcock and Brown Environmental Investments Limited ('BEI'). Consideration on the disposal totalled $8 million plus payment and reimbursement of all due diligence and agreed costs totalling $507,250. The consideration was recognised proportionately by the Company as follows:

- Disposal of an available for sale financial investment resulting in a net gain of $3,924,549 being recognised through the Company's subsidiary US Biofuels Inc.
- A fee of $4,450,000 recognised by the Company arising from its involvement in negotiating the right to acquire Denco and subsequent sale to BEI.

2 (b) NET FINANCING COSTS

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Interest income	238,721	25,641	415,823	24,111
Net foreign exchange gain	324,342	-	-	-
Investments – net gain on disposal	3,924,549	-	-	-
Financial income	4,487,612	25,641	415,823	24,111
Interest expense	(64,659)	(107,620)	(64,659)	(107,620)
Financial expenses	(64,659)	(107,620)	(64,659)	(107,620)
Net financing (costs) / income	4,422,953	(81,979)	351,164	(83,509)

	CONSOLIDATED 2006	CONSOLIDATED 2005
3. EARNINGS PER SHARE		
Basic earnings per share – (cents)	10.3	(15.2)
Weighted average number of ordinary shares used as the denominator number for basic earnings per share	40,353,579	27,182,040

The EPS for the prior year has been recalculated to present a consistent comparative number by dividing the weighted average number of shares on issue by 100.

Options to purchase ordinary shares not exercised at 30 June 2006 have not been included in the determination of basic EPS.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
4. OTHER EXPENSES				
Loss on disposal of plant and equipment	677	3,056	677	3,056
Depreciation expense	14,841	16,960	14,841	16,960
Share based payment expense	704,961	22,400	704,961	22,400
Net expense from movement in employee provisions	28,968	1,720	28,968	1,720
Operating lease rental expense	39,768	61,188	39,768	61,188
Other expenses	4,809	-	4,809	-
5. TAXATION				
The components of the tax expense				
Current tax	307,365	-	-	-
Deferred tax	-	-	-	-
Total income tax expense	307,365	-	-	-
Reconciliation between tax expense and pre-tax net profit				
Profit before tax	4,453,324	(4,139,555)	1,957,654	(5,207,657)
Income tax	1,335,997	(1,241,867)	587,296	(1,562,297)
Increase in income tax due to:				
Non-deductible expenses	213,217	7,247	213,217	6,830
Decrease in income tax due to:				
Benefit arising from previously unrecognised tax losses.	(1,255,232)	-	(1,012,411)	(10,354)
Other	(63,772)	(19,979)	(63,772)	(19,979)
Unrecognised deferred tax assets	40,994	1,254,599	275,670	1,585,800
Effect on tax rate in foreign jurisdiction (rates increase)	36,161	-	-	-
Income tax expense reported in income statement	307,365	-	-	-

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
6. RECEIVABLES				
Current				
Calls made on project funding facility	-	40,000	-	40,000
GST refundable	32,488	15,188	32,488	14,470
Other receivables	2,666	-	2,666	-
Balance at the end of the year	35,154	55,188	35,154	54,470
Non-current				
Loan to Tasmania Magnesite NL:				
Balance at the beginning of the year	-	-	999,998	999,998
Provision for diminution	-	-	(900,000)	-
Balance at the end of the year	-	-	99,998	999,998
Loan to Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd)	-	-	4,441,551	1,688,467
Provision non recovery of loan			(1,688,467)	(1,688,467)
Loan to US Canadian Biofuels, Inc. (formerly US Biofuels, Inc.)	-	-	6,413,983	1,818,863
Provision non recovery of loan			(1,820,252)	(1,818,863)
Loan to Beatrice Biofuels, LLC	-	-	742,832	-
	-	-	8,089,648	-
	-	-	8,189,646	999,998

The carrying value of the loan to controlled entity Tasmania Magnesite NL is assessed having regard to the underlying exploration assets of that entity. Therefore, the ultimate recoupment of the loan is dependent upon the successful development and commercial exploitation or sale of those underlying assets. During the period the directors resolved to make a provision for non-recovery of the loan to Tasmania Magnesite NL in reflection of a decision to write down the value of the TasMag Project (refer note 10).

The loans from Australian Ethanol Limited to controlled entities are unsecured and have no fixed term of repayment, are repayable on demand and are currently interest free.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
7. OTHER FINANCIAL ASSETS				
Unlisted shares				
Controlled entities - at cost	-	-	5,794,313	7,294,313
Provision for diminution	-	-	(5,577,470)	(5,577,470)
	-	-	216,843	1,716,843
Security deposits	197,890	115,000	156,800	115,000
Total other financial assets	197,890	115,000	373,643	1,831,843

The carrying value of investments in controlled entities is assessed having regard to the underlying assets. Therefore, the ultimate recoupment of the investment is dependent upon the successful development and commercial exploration or sale of those underlying assets.

Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd) owns project information, technology, licences and agreements to develop ethanol projects in Australia. During the financial year to 30 June 2005, the Company took the decision not to pursue the Mossman Ethanol Project in North Queensland. The book value of Swan Hill Ethanol Pty Ltd was reduced in 2005 to reflect the write off of the Mossman Ethanol Project. The recoverable investment is based on successful development of grain based biofuels projects in Australia.

Particulars in relation to Australian Ethanol Limited controlled entities

Name of Entity	Country of Incorporation	Class of shares	Equity Holding 2006 %	Equity Holding 2005 %	Book Value of Investment 2006 $	Book Value of Investment 2005 $
Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd)	Australia	Ordinary	100	100	215,451	1,715,451
US Canadian Biofuels, Inc	United States of America	Ordinary	100 (ii)	100 (ii)	1,389	1,389
Tasmania Magnesite NL	Australia	Ordinary	100 (i)	100 (i)	2	2
Australian Biofuels Pty Ltd (formerly Australian Forestry Pty Ltd)	Australia	Ordinary	100 (i)	100 (i)	1	1
					216,843	1,716,843

Particulars in relation to US Canadian Biofuels, Inc controlled entities

Name of Entity	Country of Incorporation	Class of shares	Equity Holding 2006 %	Equity Holding 2005 %	Book Value of Investment 2006 $	Book Value of Investment 2005 $
Beatrice Biodiesel, LLC	United States of America	Ordinary	100 (ii)	-	2,964,112	-
					2,964,112	-

(i) Deed of cross guarantee

Australian Ethanol Limited, Tasmania Magnesite NL and Australian Biofuels Pty Ltd (formerly Australian Forestry Pty Ltd) are parties to a Deed of Cross Guarantee, which has been lodged with and approved by the Australian Securities & Investment Commission. Under the Deed of Cross Guarantee each of the above named companies guarantees the debts of the other named companies. Pursuant to ASIC Class Order 98/1418 dated 13 August 1998, the wholly owned subsidiaries are relieved from the requirements for preparation, audit and lodgement of financial reports.

A consolidated income statement and consolidated balance sheet, comprising the Company and the controlled entities which are a party to the deed, after eliminating all transactions between parties to the Deed of cross guarantee, at 30 June 2006 is set out below:

Summarised income statement and retained profits

	Consolidated 2006 $'000	Consolidated 2005 $'000
Profit / (loss) before tax	673,843	(4,138,637)
Net profit / (loss)	673,843	(4,138,637)
Retained profits at beginning of year	(5,283,414)	(1,144,777)
Retained profits at end of year	(4,609,571)	(5,283,414)
Balance Sheet		
Cash and cash equivalents	15,640,499	65,676
Trade and other receivables	35,154	55,188
Prepayments	15,000	-
Total current assets	15,690,653	120,866
Plant and equipment	77,129	65,810
Other financial assets	156,800	115,000
Intangible assets	8,101,035	3,528,315
Exploration and evaluation expenditure	100,000	1,000,000
Total non-current assets	8,434,964	4,709,125
Total assets	24,125,618	4,829,991
Trade and other payables	2,373,942	115,636
Interest bearing liabilities	-	-
Non-Interest bearing liabilities	-	50,000
Provisions	47,650	18,682
Total current liabilities	2,421,592	184,318
Interest bearing liabilities	-	1,634,466
Non interest bearing liabilities	4,000,000	771,111
Total non-current liabilities	4,000,000	2,405,577
Total liabilities	6,421,592	2,589,895
Net assets	17,704,026	2,240,096
Contributed equity	21,672,486	7,501,110
Reserves	641,111	22,400
Accumulated losses	(4,609,571)	(5,283,414)
Total equity	17,704,026	2,240,096

(ii) Acquisition of controlled entities

In December 2004, US Canadian Biofuels, Inc. (a Delaware Corporation) was established to account for the activities planned in the United States of America.

In February 2006, Beatrice Biodiesel, LLC was acquired by US Canadian Biofuels, Inc from Monte Cristo Development Company to develop a Biodiesel Plant in Beatrice Nebraska, United State of America. Details of the transactions were set out in the Companies announcement to the Australian Stock Exchange (ASX) on 1 March 2006.

Acquisition of Beatrice Biodiesel, LLC

	Consolidated 2006 $
Consideration – cash paid	300,000
Consideration – cash payable	300,000
Consideration – shares issued	544,112
Consideration – shares unissued	1,820,000
Total consideration	2,964,112
Total consideration paid to date	844,112
Deferred consideration	2,120,000
Total consideration	2,964,112

Acquiree's Net Assets at the Acquisition Date.

	Recognised values	Fair value adjustments	Carrying amounts
Intangible assets	-	2,964,112	2,964,112

Tranche 1 of the Beatrice Acquisition Agreement has been paid in the current financial year totalling $300,000 cash and the issue of 1,500,000 shares.

The remaining tranches (2, 3 & 4) will be paid upon reaching milestones as detailed in the Beatrice Acquisition Agreement and referred to above as deferred consideration; as follows:

- Tranche 2 – issue of 1,500,000 shares. At the date of this report these shares have been issued.
- Tranche 3 – payment of $150,000 and issue of 1,000,000 shares
- Tranche 4 – payment of $150,000 and issue of 1,000,000 shares

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
8. PROPERTY, PLANT AND EQUIPMENT				
Property – Land at cost				
Balance at the beginning of the year	-	-	-	-
Additions during the year	307,844	-	-	-
Disposals during the year	-	-	-	-
Balance at the end of the year	307,844	-	-	-
Plant and equipment - at cost				
Balance at the beginning of the year	177,103	188,682	177,103	188,682
Additions during the year	66,851	18,714	26,837	18,714
Disposals during the year	(4,937)	(30,293)	(4,937)	(30,293)
Balance at the end of the year	239,017	177,103	199,003	177,103
Accumulated depreciation - Plant & Equipment				
Balance at the beginning of the year	(111,293)	(121,570)	(111,293)	(121,570)
Annual depreciation expense	(14,841)	(16,960)	(14,841)	(16,960)
Accumulated depreciation on assets disposed	4,260	27,237	4,260	27,237
Balance at the end of the year	(121,874)	(111,293)	(121,874)	(111,293)
Carrying value at the end of the year	424,987	65,810	77,129	65,810
9. INTANGIBLES				
Project development expenditure				
Balance at beginning of the year	3,528,315	4,126,478	-	-
Ethanol development expenditure capitalised in the period	114,834	3,008,888	10,000	-
Biodiesel development expenditure capitalised in the period	3,625,168	-	-	-
Write off ethanol development expenditure previously capitalised	-	(3,607,051)	-	-
Balance at end of year	7,268,317	3,528,315	10,000	-
Total intangibles	7,268,317	3,528,315	10,000	-
10. EXPLORATION AND EVALUATION EXPENDITURE				
Costs carried forward in respect of areas of interest in exploration and evaluation phase	1,000.000	1,000,000	-	-
Provision for diminution	(900,000)	-	-	-
Closing Balance	100,000	1,000,000	-	-

The ultimate recoupment of costs carried forward in the exploration and evaluation phase is dependent on the successful development and commercial exploitation or sale of the respective areas of interests.

The consolidated entity's principal exploration and evaluation activity is the development of its wholly owned magnesium metal project in Tasmania (TasMag Project). To progress the TasMag Project through the current exploration and evaluation phase to proceed to plant construction and subsequent metal production, and to ultimately recoup the costs expended to date on the project, the consolidated entity will need to attract a major company to assist in future development. Alternatively, the consolidated entity would need to sell its interest in the TasMag Project. The Board of Australian Ethanol Limited decided to write down the TasMag Project by $900,000 in the current financial year.

Schedule of mineral tenements

The economic entity holds interests in the following tenements at the date of this preliminary final report.

Registered Holder / Project	**Tenement**
Tasmania Magnesite NL (100%)	
TasMag Magnesite Deposit	RL17/1987 & RL18/1987

The Tasmanian Magnesite Deposit is wholly owned by Tasmania Magnesite NL.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
11. TRADE AND OTHER PAYABLES				
Trade creditors	201,563	68,936	201,563	66,871
Accrued expenses	52,379	46,700	52,379	46,700
Deferred consideration (i)	2,120,000	-	2,120,000	-
	2,373,942	115,636	2,373,942	113,571

(i) The deferred consideration represents the balance of consideration due for the acquisition of Beatrice Biodiesel, LLC. The deferred consideration comprises the estimate at balance date of the fair value of equity instruments to be issued in three future tranches. The actual consideration value may vary depending on the market performance of the company's listed shares. Refer note 7 (ii).

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
12. PROVISIONS				
Current				
Provision for employee benefits	47,650	18,682	47,650	18,682
Provision for income tax payable	102,683	-	-	-
	150,333	18,682	47,650	18,682

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
13. INTEREST BEARING LIABILITIES				
Current				
Lease liability – motor vehicle	9,663	-	-	-
	9,663	-	-	-
Non Current				
Loan from Multiplex Limited	-	1,500,000	-	1,500,000
Accrued interest on loan from Multiplex Limited	-	134,466	-	134,466
Lease liability – motor vehicle	22,137	-	-	-
	22,137	1,634,466	-	1,634,466

The loan from Multiplex Limited including accrued interest was repaid during the financial year. The lease liability relates to a motor vehicle purchased by Swan Hill Ethanol Pty Ltd.

Finance lease liabilities

Finance lease liabilities of the consolidated entity are payable as follows:

	CONSOLIDATED					
	Minimum lease payments 2006	Interest 2006	Principal 2006	Minimum lease payments 2005	Interest 2005	Principal 2005
Less than one year	12,003	2,247	9,663	-	-	-
Between one and five years	24,005	1,961	22,137	-	-	-
More than five years	-	-	-	-	-	-
	36,008	4,208	31,800	-	-	-

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
14. NON INTEREST BEARING LIABILITIES				
Current				
Deferred revenue relating to sale of interest in controlled entity.	-	50,000	-	50,000
	-	50,000	-	50,000
Non-current				
Amount payable to Multiplex Limited (a)	-	271,111	-	-
Limited recourse project loan facility (b)	-	500,000	-	-
Loan from US Canadian Biofuels (c)	-	-	4,000,000	-
	-	771,111	4,000,000	-

(a) The amount payable to Multiplex Limited by Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd) represents ethanol project development expenditure funded by Multiplex in prior years. This was repaid to Multiplex during the financial year.

(b) The limited recourse project loan facility was a loan facility of $500,000 provided by Mitsui & Co. (Australia) Ltd for the specific purpose of supporting the funding of the Definitive Feasibility Study for Swan Hill Ethanol Project. The loan was converted to equity in Australian Ethanol Limited at an issue price of $0.30 per share during the financial year.

(c) The Loan from US Canadian Biofuels, Inc (USCB) relates to the sale of an interest in a US based ethanol project (The Denco project) during the course of the financial year. A total of AUD $8,000,000 plus reimbursement of costs was received by the consolidated entity comprising AUD $4,000,000 received on behalf of USCB being the proceeds for sale of shares in the project company Big Island Grains LLC, giving rise to a loan from USCB for AUD $4,000,000, and a fee of AUD $4,000,000 recognised by the Company.

15. CONTRIBUTED EQUITY

(a) Reconciliation of movement in capital

	CONSOLIDATED AND COMPANY			
	Number of shares 2006	$ 2006	Number of shares 2005	$ 2005
Balance at the beginning of the year, ordinary shares fully paid	28,753,958	7,501,110	25,003,958	34,851,986
Capital reduction as per AGM November 2004	-	-	-	(28,600,000)
Shares issued pursuant to Prospectus at 35 cents; November 2004	-	-	3,750,000	1,312,500
Cost of share issue	-	-	-	(66,127)
Shares issued pursuant to S708 5(e) of Corporation Act at 25 cents; August 2005	4,120,000	1,030,000	-	-
Cost of share issue	-	(45,125)	-	-
Options exercised December 2005	1,300,000	325,000	-	-
Shares issued for Tranche 1 Acquisition Beatrice Biodiesel, LLC at 34 cents; March 2006	1,500,000	510,000	-	-
Share issued to Mitsui & Co for the satisfaction of a loan to Australian Ethanol at 30 cents; March 2006	1,666,667	500,000	-	-
Share placement at 35 cents; March 2006	75,000	26,250	-	-
Share placement at 40 cents; March 2006	150,000	60,000	-	-
Shares issued pursuant to S708 5(e) at 30 cents; May 2006	41,500,000	12,450,000	-	-
Cost of share issue	-	(687,501)	-	-
Balance at the end of the year , ordinary shares fully paid	79,065,625	21,669,735	28,753,958	7,498,359
Converting shares	-	2,751	-	2,751
Total Contributed equity	79,065,625	21,672,486	28,753,958	7,501,110

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

The total number of ordinary shares on issue at the date of this report is 79,065,625.

(b) Converting shares

	CONSOLIDATED AND COMPANY			
	Number of shares 2006	$ 2006	Number of shares 2005	$ 2005
Balance at the beginning of the year	2,751	2,751		
Issue of 1,500 converting shares to Multiplex Constructions Pty Ltd as part consideration of the acquisition of Swan Hill Ethanol Pty Ltd (formerly Australian Biofuels Pty Ltd), fully paid to $1.00 each	-	-	1,500	1,500
Issue of 750 converting shares to Multiplex Constructions Pty Ltd in relation to the Mossman Ethanol Project, fully paid to $1.00 each	-	-	750	750
Issue of 501 converting shares to Mr P W F Anderton or nominee on 24 December 2004	-	-	501	501
Balance at end of year	2,751	2,751	2,751	2,751

These converting shares do not entitle the holder to participate in any share issue of the Company or any other body corporate.

	CONSOLIDATED AND COMPANY	
	2006	2005
(c) Options		
Balance at the beginning of the year	1,700,000	1,500,000
Exercised during the year	(1,300,000)	(200,000)
Granted during the year to key management personnel	6,405,000	400,000
Granted during the year to other staff	2,465,000	-
Balance at the end of the financial year	9,270,000	1,700,000

As at 30 June 2006, unissued ordinary shares of the Company under option are:

Expiry date	Exercise price	Number of options
30 June 2007	$0.50 per option	400,000
31 December 2008	$0.50 per option	860,000
10 October 2010	$1.00 per tranche	3,210,000
27 April 2011	$1.00 per tranche	4,800,000
		9,270,000

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry date	Exercise price	Number of options
30 June 2007	$0.50 per option	400,000
31 December 2008	$0.50 per option	860,000
10 October 2010	$1.00 per tranche	7,158,000
27 April 2011	$1.00 per tranche	4,800,000
		13,218,000

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

(d) Share based payments

At 30 November 2004, the consolidated entity established a share option plan that governs the issue of options to key management personnel and other staff.

Options issued to directors require shareholder approval and options issued to employees are issued under the plan. During the year the Company granted a total of 8,870,000 options to certain key management personnel and other staff.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares.

Grant date / persons entitled	Number of instruments	Vesting conditions	Contractual life of options
Option grant to key management personnel as at June 2006	3,000,000	Continue as an executive director of the Company for up to three years and the closing share price on ASX exceeds 55, 65 and 75 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	3 Years
Option grant to key management personnel as at June 2006	1,800,000	Continue as a non-executive director of the Company for up to three years and the closing share price on ASX exceeds 55, 65 and 75 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	3 Years
Option grant to key management personnel as at June 2006	615,000	Continue as an employee of the Company for up to four years and the closing share price on ASX exceeds 67.5, 75 and 82.5 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Option grant to key management personnel as at June 2006	990,000	Continue as an employee of the Company for up to four years and the closing share price on ASX exceeds 90 cents, $1 and $1.10 on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years

Grant date / persons entitled	Number of instruments	Vesting conditions	Contractual life of options
Option grant to staff as at June 2006	990,000	Continue as an employee of the Company for up to four years and the closing share price on ASX exceeds 67.5, 75 and 82.5 cents on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Option grant to staff as at June 2006	375,000	Continue as an employee of the Company for three years and the closing share price on ASX exceeds $1, $1.20 and $1.40 on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Option grant to staff as at June 2006	240,000	Continue as an employee of the Company for three years and the closing share price on ASX exceeds 90 cents, $1 and $1.10 on any 10 trading days prior to the expiry date. If the vesting criteria are satisfied, only AUD$1 is required to exercise a tranche of options (Options divided into three equal tranches)	4 Years
Options granted to other staff as at June 2006	860,000	Options granted to nominated staff at an exercise price of $0.50 per share prior to the expiry date of 31 December 2008	3 Years
Total share options granted to key management personnel and other staff as at 30 June 2006	**8,870,000**		

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
16. RESERVES				
Opening balance	22,400	-	22,400	-
Foreign currency translation reserve	(47,358)	-	-	-
Employee share option reserve	618,711	22,400	618,711	22,400
Closing balance	593,753	22,400	641,111	22,400

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the functional currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Employee share option reserve

The share based payments reserve is used to recognise the fair value of options granted but not exercised.

17. ACCUMULATED LOSSES

Accumulated losses at the beginning of the year	(5,283,414)	(29,743,859)	(6,351,772)	(29,744,115)
Capital reduction as per November 2004 AGM	-	28,600,000	-	28,600,000
Net profit / (loss) attributable to equity holdings of the parent	4,145,959	(4,139,555)	1,957,654	(5,207,657)
Accumulated losses at the end of the year	(1,137,455)	(5,283,414)	(4,394,118)	(6,351,772)

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $

18. NOTES TO THE STATEMENT OF CASH FLOWS

a) Reconciliation of cash

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Cash comprises:				
Cash at bank and on hand	15,643,510	65,678	15,640,498	36,336

b) Reconciliation of the profit / (loss) from ordinary activities after income tax to the cash used in operating activities

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Profit / (loss) from ordinary activities after income tax	4,145,959	(4,139,555)	1,957,654	(5,207,657)
Adjusted for non cash items:				
Interest accrued on Multiplex loan	-	104,548	-	104,548
TasMag option	(50,000)	(10,000)	-	(10,000)
Loss on sale of non-current assets	-	3,056	-	3,056
Depreciation	14,841	16,960	14,841	16,960
Exploration expenditure impairment	900,904	-	-	-
Capitalised ethanol expenditure written off	-	3,607,051	-	-
Labour and administration recovery	-	-	(382,340)	(1,261,535)
Provisions for diminution	-	-	900,902	5,294,129
Movement in provision for employee entitlements	28,968	1,720	28,968	1,720
Share based payments expense	704,961	22,400	704,961	22,400
Net cash used in operating activities before changes in assets and liabilities	5,745,633	(393,820)	3,224,986	(1,036,378)
Changes in assets and liabilities:				
(Increase)/decrease in receivables	20,034	150,700	19,316	(20,518)
(Increase)/decrease in prepayments	(15,000)	-	(15,000)	-
Increase/(decrease) in payables and accruals	158,756	(53,134)	4,085,369	(55,199)
Net cash provided by operating activities	5,909,422	(296,254)	7,314,671	(1,112,095)

19. AUDITORS REMUNERATION

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Auditors of the Company				
KPMG Australia:				
- audit and review of financial reports	29,500	29,567	29,500	29,567
- other non audit services:	6,450	9,205	6,450	9,205
	35,950	38,772	35,950	38,772

20. RELATED PARTIES

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive directors
Mr D A Lymburn
Mr R A Payne
Dr M G Douglas (appointed 31 Oct 2005)

Mr P Toyne (appointed 15 May 2006)

Executive directors
Mr P W F Anderton (Chief Executive Officer)

Executives
Mr R Pedulla (Financial Controller and Company Secretary appointed 12 April 2006)

Mr D Blythe (Managing Director, Beatrice Biodiesel, LLC appointed 1 March 2006)

Mr R Thomson (Chief Financial Officer, resigned 31 Dec 2005)

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the remuneration report section of the directors report on pages 2 to 8.

Key Management Personnel

	CONSOLIDATED 2006 $ AUD	CONSOLIDATED 2005 $ AUD	COMPANY 2006 $ AUD	COMPANY 2005 $ AUD
Short-term employee benefits	946,733	448,663	906,843	448,663
Post-employment benefits	16,864	16,019	16,864	16,019
Share based payment	496,298	188,855	465,593	188,855
	1,459,895	653,537	1,389,300	653,537

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Australian Ethanol Limited held directly, indirectly or beneficially, by each director and key management personnel, including their personally-related entities, is as follows:

	Held at 1 July 2005	Acquired	Received on exercise of options	Disposed	Held at 30 June 2006
Mr P Anderton	130,000	-	1,000,000	(80,000)	1,050,000
Mr D Lymburn	50,000	-	-	-	50,000
Mr R Payne	40,000	-	300,000	-	340,000
Dr M Douglas	-	-	-	-	-
Mr P Toyne	-	-	-	-	-
Mr R Pedulla	-	-	-	-	-
Mr D Blythe	-	1,500,000	-	-	1,500,000
Mr R Thomson (Resigned 31/12/05)	50,000	-	-	(50,000)	-

	Held at 1 July 2004	Acquired	Received on exercise of options	Disposed	Held at 30 June 2005
Mr P Anderton	130,000	-	-	-	130,000
Mr D Lymburn	50,000	-	-	-	50,000
Mr R Payne	40,000	-	-	-	40,000
Dr M Douglas	-	-	-	-	-
Mr P Toyne	-	-	-	-	-
Mr R Pedulla	-	-	-	-	-
Mr R Thomson	-	50,000	-	-	50,000

Directors

The names of each person holding the position of director of the Company during the financial year are Messrs P W F Anderton, R A Payne, D A Lymburn, Dr M G Douglas and P Toyne.

Details of directors' remuneration are set out in the director's report.

Apart from the details disclosed in director's report, no director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

A financial guarantee supporting the Company to the value of $200,000 was put in place by Mr Anderton's related company, MacDuff Pty Ltd. This agreement has been terminated.

Converting Shares

Converting shares held by Mr P W F Anderton under option are:

Expiry date	Exercise event	Number of converting shares
31 December 2007	Financial Close First Ethanol Plant	84
31 December 2007	Financial Close Second Ethanol Plant	83
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the First Ethanol Plant	84
31 December 2007	First Sale & Delivery to third party for 250,000 litres of the Second Ethanol Plant	83
31 December 2007	First Ethanol plant successfully completing an industry standard 96 hour performance test result	84
31 December 2007	Second Ethanol plant successfully completing an industry standard 96 hour performance test result	83
	Total Converting Shares	**501**

These converting shares were issued on 24 December 2004.

Options and rights over equity instruments

Details on options over ordinary shares in the Company that were granted as compensation to each key management person during the reporting period and details on options that were vested during the reporting period are as follows:

	Held at 1 July 2005	Number of options granted in this period	Exercised	Held at 30 June 2006	Number of Options vested at 30 June 2006	Expiry Date	Exercise Price $
Directors							
Mr P Anderton	1,000,000	-	(1,000,000)	-	-	-	-
	-	3,000,000	-	3,000,000	-	27/4/2011	* 1.00
Mr D Lymburn	200,000	-	-	200,000	200,000	30/6/2007	0.50
	-	600,000	-	600,000	-	27/4/2011	* 1.00
Mr R A Payne	500,000	-	(300,000)	200,000	200,000	30/6/2007	0.50
	-	600,000	-	600,000	-	27/4/2011	* 1.00
Dr M G Douglas	-	600,000	-	600,000	-	27/4/2011	* 1.00
Mr P Toyne	-	-	-	-	-	-	-
Executives							
Mr R Pedulla	-	615,000	-	615,000	-	1/9/2010	* 1.00
Mr D Blythe	-	990,000	-	990,000	-	1/12/2010	* 1.00
Mr R Thomson (resigned 31/12/05)	-	-	-	-	-	-	-

	Held at 1 July 2004	Number of options granted in this period	Exercised	Held at 30 June 2005	Number of Options vested at 30 June 2005	Expiry Date	Exercise Price $
Directors							
Mr P Anderton	1,200,000	-	(200,000)	1,000,000	1,000,000	31/12/2005	0.25
Mr D Lymburn	-	200,000	-	200,000	200,000	30/6/2007	0.50
Mr R A Payne	300,000	-	-	300,000	300,000	31/12/2005	0.25
	-	200,000	-	200,000	200,000	31/12/2005	0.50
Executives							
Mr R Thomson	-	-	-	-	-	-	-

* The exercise payment for the total number of options listed is a nominal $3.00. Exercise price of $1.00 is the total amount payable per tranche (tranches are distributed in three equal parts).

No options held by directors or key management personnel are vested but not exercisable.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

All options expire on the earlier of their expiry date or termination of the individual's employment contract. In addition to a continuing employment contract, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles.

Other key management personnel transactions

The terms and conditions of the transactions with directors and their director related entities were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

The value of the transactions during the year with directors and their director related entities were as follows:

Key management personnel and their related parties	Transaction	Note	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Mr P Anderton	Technical services	i)	497,396	180,000	497,396	180,000
MR R Payne	Legal fees / advice	ii)	62,095	20,780	62,095	20,780
MR D Lymburn	Advice	iii)	30,000	-	30,000	-

(i) During the period, MacDuff Pty Ltd, an Australian entity associated with Mr Anderton, was paid a performance fee on the successful completion of the sale of the US subsidiary, Big Island Grains LLC, to Babcock & Brown Environmental Investments Limited (BEI) for $8 million plus reimbursement of all costs in January 2006 in the amount of $140,000. MacDuff Pty Ltd was paid for the provision of technical and project management consulting fees in the amount of $175,000. Also, MacDuff Pty Ltd provided a financial guarantee and undertaking of support of up $200,000 for a fee of $10,000 per month. $30,000 was paid under the deed of undertaking.

During the period, TIC Management Inc. a United States entity associated with Mr Anderton, was paid for the provision of technical and project management consulting services, provision of personnel, legal support and construction services fees in the amount of $152,396 (approximately US$115,000).

(ii) During the period, Richard Payne and Associates an Australian entity associated with Mr Payne, was paid for the provision of legal services fees in the amount of $62,095.

(iii) During the period, Arran Pty Ltd, an Australian entity associated with Mr Lymburn, was paid for the provision of corporate and financial services fees in the amount of $30,000.

21. OPERATING LEASES

Non-cancellable operating lease rentals are payable as follows:

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Less than one year	42,413	32,605	042,413	32,605
Between one and five years	-	32,605	-	32,605
More than five years	-	-	-	-
	42,413	65,210	42,413	65,210

The consolidated entity leases property under a non-cancellable operating lease that expires on 30 June 2007. There is also a 3 year option extension available. During the year ended 30 June 2006, $52,153 (2005 $64,775) was expensed in respect of operating leases.

22. OTHER COMMITMENTS

Exploration tenement leases
In order to maintain current rights of tenure to exploration tenements, the consolidated entity is required to expend $1,254 on an annual basis, representing lease rental requirements of the Tasmanian Mines Departments.

Employee compensation commitments

Key management personnel
Commitments under non-cancellable employment contracts not provided for in the financial statements and payable:

Within one year	16,250	-	16,250	-
One year or later and no later than five years	-	-	-	-
Later than five years	-	-	-	-
	16,250	-	16,250	-

23. SEGMENT REPORTING

Segment information is presented in respect of the consolidated entity's business and geographical segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Business segments
The consolidated entity operates in two business segments. The primary business segment is the development of fuel-ethanol projects for production and distribution.

The secondary business segment is the exploration, evaluation and development of minerals, and the sole project activity of this segment is the TasMag Project.

Geographical segment

The consolidated entity operates in two principal geographical areas, Australia and the United States of America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of assets.

Primary reporting / business segments

	Biofuels 2006	Biofuels 2005	Minerals 2006	Minerals 2005	Other 2006	Other 2005	Consolidated 2006	Consolidated 2005
Revenue	8,374,548	-	-	-	615,560	75,641	8,990,108	75,641
Segment result	5,715,065	(3,607,051)	(900,000)	-	(361,741)	(532,504)	4,453,324	(4,139,555)
Income tax	(307,365)	-	-	-	-	-	(307,365)	-
Operating profit / (loss)	5,407,700	(3,607,051)	(900,000)		538,259	(532,504)	4,145,959	(4,139,555)
Segment assets	7,616,175	3,528,315	100,000	1,000,000	15,968,683	301,676	23,684,858	4,829,991
Segment liabilities	2,254,483	2,273,176	-	-	301,592	316,719	2,556,075	2,589,895
Capital expenditure	374,695	18,714	-	-	-	-	374,695	18,714
Impairment losses	-	-	900,002	-	-	-	900,002	-

Geographical Segments	Australia 2006	Australia 2005	USA 2006	USA 2005
Revenue	5,065,559	75,641	3,924,549	-
Segment Assets	19,968,016	4,829,991	3,716,842	-
Cash flows from operating activities	2,575,862	(296,254)	3,333,560	-
Cash flows from investing activities	(540,080)	(1,197,350)	(961,058)	(1,820,252)
Cash flows from financing activities	11,169,548	1,595,926	-	-
Capital expenditure	326,757	18,714	47,938	-

24. FINANCIAL INSTRUMENTS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

Consolidated 2006	Effective interest rate	Total	6 months of less	6-12 months	1-2 years	2-5 years	More than 5 years
Cash and cash equivalents	5.55	15,643,510	15,643,510	-	-	-	-
Security deposits	5.55	197,890	197,890	-	-	-	-
Finance lease liabilities	8.19	31,800	-	-	-	31,800	-
Total		15,873,200	15,841,400	-	-	31,800	-

	Weighted average interest rate	Floating interest rate $	Fixed interest maturing in less than 1 year $	Interest bearing $	Non-interest bearing $	Total $
2005						
Financial Assets						
Cash	3.55%	65,678	-	-	-	65,678
Receivables	-	-	-	-	55,188	55,188
						120,866
Financial Liabilities						
Payables	-	-	-	-	115,636	115,636
Employee benefits	-	-	-	-	18,682	18,682
Non-current liabilities	8.0%	-	-	1,500,000	905,577	2,405,577
Deferred income	-	-	-	-	50,000	50,000
						2,589,895

The carrying amounts of financial assets and liabilities approximate net fair value.

25. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

		Consolidated						Company					
	Note	Previous GAAP	Effect of transition to AIFRSs 1 July 2004	AIFRSs	Previous GAAP	Effect of transition to AIFRSs 30 June 2005	AIFRSs	Previous GAAP	Effect of transition to AIFRSs 1 July 2004	AIFRSs	Previous GAAP	Effect of transition to AIFRSs 30 June 2005	AIFRSs
Assets													
Cash and cash equivalents		1,783,608		1,783,608	65,678		65,678	1,769,795		1,769,795	36,336		36,336
Trade and other receivables		205,888		205,888	55,188		55,188	33,952		33,952	54,470		54,470
Total current assets		1,989,496		1,989,496	120,866		120,866	1,803,747		1,803,747	90,806		90,806
Receivables		-		-	-		-	1,387,658		1,387,658	999,998		999,998
Other financial assets		-		-	-		-	3,502,253		3,502,253	1,716,843		1,716,843
Plant and equipment		67,112		67,112	65,810		65,810	67,112		67,112	65,810		65,810
Security deposit		115,000		115,000	115,000		115,000	115,000		115,000	115,000		115,000
Intangibles		4,126,478		4,126,478	3,528,315		3,528,315	-		-	-		-
Exploration and evaluation expenditure		1,000,000		1,000,000	1,000,000		1,000,000	-		-	-		-
Total non-current assets		5,308,590		5,308,590	4,709,125		4,709,125	5,072,023		5,072,023	2,897,651		2,897,651
Total assets		7,298,086		7,298,086	4,829,991		4,829,991	6,875,770		6,875,770	2,988,457		2,988,457

25. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

		Consolidated						Company					
	Note	Previous GAAP	Effect of transition to AIFRSs (1 July 2004)	AIFRSs	Previous GAAP	Effect of transition to AIFRSs (30 June 2005)	AIFRSs	Previous GAAP	Effect of transition to AIFRSs (1 July 2004)	AIFRSs	Previous GAAP	Effect of transition to AIFRSs (30 June 2005)	AIFRSs
Liabilities													
Trade and other payables		168,770		168,770	115,636		115,636	168,770		168,770	113,571		113,571
Provisions		16,962		16,962	18,682		18,682	16,962		16,962	18,682		18,682
Non interest bearing liabilities		50,000		50,000	50,000		50,000	50,000		50,000	50,000		50,000
Total current liabilities		235,732		235,732	184,318		184,318	235,732		235,732	182,253		182,253
Interest bearing liabilities		1,529,918		1,529,918	1,634,466		1,634,466	1,529,918		1,529,918	1,634,466		1,634,466
Non interest bearing liabilities		422,060		422,060	771,111		771,111	-		-	-		-
Total non-current liabilities		1,951,978		1,951,978	2,405,577		2,405,577	1,529,918		1,529,918	1,634,466		1,634,466
Total liabilities		2,187,710		2,187,710	2,589,895		2,589,895	1,765,650		1,765,650	1,816,719		1,816,719
Net assets		5,110,376		5,110,376	2,240,096		2,240,096	5,110,120		5,110,120	1,171,738		1,171,738
Equity													
Contributed equity		34,854,235		34,854,235	7,501,110		7,501,110	34,854,235		34,854,235	7,501,110		7,501,110
Reserves	(b)					22,400	22,400					22,400	22,400
Accumulated losses	(b)	(29,743,859)		(29,743,859)	(5,261,014)	(22,400)	(5,283,414)	(29,744,115)		(29,744,115)	(6,329,372)	(22,400)	(6,351,772)
Total equity		5,110,376		5,110,376	2,240,096		2,240,096	5,110,120		5,110,120	1,171,738		1,171,738

25. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Reconciliation of profit for 2005

		Consolidated			Company		
	Note	Previous GAAP	Effect of Transition to AIFRSs 30 June 2005	AIFRSs	Previous GAAP	Effect of Transition to AIFRSs 30 June 2005	AIFRSs
Revenue		50,000	-	50,000	50,000	-	50,000
Ethanol project development expenses		(3,607,051)	-	(3,607,051)	-	-	-
General and administrative expenses		(478,125)	-	(478,125)	142,381	-	142,381
Share based compensation	(b)	-	(22,400)	(22,400)	-	(22,400)	(22,400)
Impairment of investments		-	-	-	(1,786,799)	-	(1,786,799)
Impairment of loans to controlled entities		-	-	-	(3,507,330)	-	(3,507,330)
Profit / (loss) before financing costs		**(4,035,176)**	**(22,400)**	**(4,057,576)**	**(5,101,748)**	**(22,400)**	**(5,124,148)**
Financial income		25,641	-	25,641	24,111	-	24,111
Financial expenses		(107,620)	-	(107,620)	(107,620)	-	(107,620)
Net financing (costs) / income		(81,979)	-	(81,979)	(83,509)	-	(83,509)
Profit / (loss) before tax		**(4,117,155)**	**(22,400)**	**(4,139,555)**	**(5,185,257)**	**(22,400)**	**(5,207,657)**
Income tax expense		-	-	-	-	-	-
Profit / (loss) for the year attributable to members of the parent		**(4,117,155)**	**(22,400)**	**(4,139,555)**	**(5,185,257)**	**(22,400)**	**(5,207,657)**
Basic earnings per share from continuous operations (cents)		(15.1)		(15.2)			

Explanation of transition to AIFRSs

As stated in significant accounting policies note 1(a), these are the consolidated entity's first consolidated financial statements prepared in accordance with AIFRSs.

The policies set out in the significant accounting policies section of this report have been applied in preparing the financial statements for the financial year ended 30 June 2006, the comparative information presented in these financial statements for the financial year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's financial position, financial performance and cash flows is set out in the above tables and the notes that accompany the tables.

Notes to the reconciliation of equity

(a) The impact on deferred tax of the adjustments described below is set out in note 26.

(b) The consolidated entity applied AASB 2 to its active share-based payment arrangements at 1 July 2005 except for equity-settled share-based payment arrangements granted before 7 November 2002. The consolidated entity has granted equity-settled share-based payments during the 2005 and 2006 financial years.

Under previous GAAP, the consolidated entity did not account for equity settled share based payments and share appreciation rights were accounted for at intrinsic value taking into account the expired vesting period at each reporting date. Such payments are now recognised at fair value in accordance with AASB 2.

The effect in the consolidated entity of accounting for share options at fair value is to increase Administrative expenses by $22,400 for the financial year ended 30 June 2005.

26. UNRECOGNISED DEFERRED TAX ASSETS AND LIABILITIES

	Consolidated				Company			
	Balance 1 July 04	Recognised in income	Recognised in equity	Balance 30 June 05	Balance 1 July 04	Recognised in income	Recognised in equity	Balance 30 June 05
Property, plant and equipment	409	45	-	454	409	45	-	454
Provision for investment	-	-	-	-	1,137,202	536,039	-	1,673,241
Provision for loan	-	-	-	-	4,449,158	1,052,616	-	5,501,774
Tax value of loss carried forward	7,827,673	1,257,728	-	9,085,401	4,094,030	(10,354)	-	4,083,676
Employee entitlements	5,089	516	-	5,605	5,089	516	-	5,605
Accruals	4,888	(23)	-	4,865	4,888	(23)	-	4,865
Other items	76,012	(3,669)	(292)	72,051	76,012	(3,669)	(292)	72,051
Unrecognised deferred tax assets	(7,914,071)	(1,254,597)	292	(9,168,376)	(9,766,788)	(1,575,170)	292	(11,341,666)
	-	-	-	-	-	-	-	-

	Consolidated				Company			
	Balance 1 July 05	Recognised in income	Recognised in equity	Balance 30 June 06	Balance 1 July 05	Recognised in income	Recognised in equity	Balance 30 June 06
Property, plant and equipment	454	(170)	-	284	454	(170)	-	284
Provision for investment	-	-	-	-	1,673,241	-	-	1,673,241
Provision for loan	-	270,000	-	270,000	5,501,774	270,000	-	5,771,774
Tax value of loss carried forward	9,085,401	(1,489,908)	-	7,595,493	4,083,676	(1,012,412)	-	3,071,264
Employee entitlements	5,605	8,690	-	14,295	5,605	8,690	-	14,295
Accruals	4,865	818	-	5,683	4,865	818	-	5,683
Other items	72,051	(3,670)	78,391	146,772	72,051	(3,670)	78,391	146,772
Unrecognised deferred tax assets	(9,168,376)	1,214,240	(78,391)	(8,032,527)	(11,341,666)	736,744	(78,391)	(10,683,313)
	-	-	-	-	-	-	-	-

27. CHANGES IN ACCOUNTING POLICY

In the current financial year the Group adopted AASB 132: Financial Instruments: Disclosure & Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has not resulted in any material adjustments at 1 July 2005.

28. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006 the Company has:

- On 3 July 2006, the Company, on behalf of US Canadian Biofuels Inc, issued 1,500,000 ordinary fully paid shares to Monte Cristo Development Company LLC in consideration for the second tranche payment under the Beatrice Biodiesel LLC Unit Purchase Agreement.
- On 3 July 2006, the Company, issued 800,000 ordinary fully paid shares to Multiplex Engineering Pty Ltd in consideration for the buy back of Australian ethanol plant construction rights agreed as a result of the acquisition of Australian Biofuels Pty Ltd in April 2004 from Multiplex Limited.
- On 6 July 2006, the Company appointed Ms Carla O Andres to the position of CEO of the wholly owned United States subsidiary, US Canadian Biofuels Inc, a Delaware Corporation.
- In August 2006, the wholly owned subsidiary, Swan Hill Ethanol Pty Ltd, an Australian limited liability company commenced construction of the Swan Hill Ethanol Project.
- In August 2006, the board resolved to form the following subcommittees to the main board with non- executive chairperson and a majority non-executive membership
  - Audit Committee
  - Remuneration Committee
  - Risk Committee
  - Sustainability Committee
- On 23 August 2006, the Company confirmed the funding plan for the Beatrice Biodiesel Project in Nebraska, USA and the four-stage funding plan for the Swan Hill Ethanol Project in Victoria, Australia.
- In August 2006, the Company announced a placement to sophisticated Investors to raise A$31.2 million and a Share Purchase Plan to all shareholders to support the Swan Hill Ethanol Project four stage funding plan.
- In September 2006, the wholly owned subsidiary, Beatrice Biodiesel LLC, a Nebraska limited liability company commenced construction of the Beatrice Biodiesel Project.
- In September 2006, the Company announced termination of the Amaranth LLC exclusive agreement to put in place a convertible note funding facility for the Beatrice Biodiesel Project.
- In late September 2006, the Company announced the intention to restructure the funding package for the Swan Hill Ethanol Project. The resolution relating to the share placement to sophisticated investors was withdrawn at the Shareholder General Meeting held on 29 September 2006.

Director's Declaration

1. In the opinion of the directors of Australian Ethanol Limited ('the Company'):

   (a) The financial statements and notes as set out on pages 29 to 67 and the remuneration disclosures that are contained in sections 4.1 and 4.2 of the Remuneration report in the Directors' report, as set out on pages 16 to 20, are in accordance with the Corporations Act 2001, including:

   (i) Giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

   (ii) Complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) The remuneration disclosures that are contained in sections 4.1 and 4.2 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

   (c) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the controlled entities identified in Note 7 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3. The directors have been given the declarations by the chief executive officer and financial controller for the financial year ended 30 June 2006 pursuant to Section 295A of the Corporations Act 2001.

Dated at.............................Perth................29th...day of...September...2006.

Signed in accordance with a resolution of the directors:

P W F ANDERTON
Chairman

KPMG

Independent audit report to members of Australian Ethanol Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statements, statements of changes in equity, balance sheets, statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Australian Ethanol Limited (the "Company") and Australian Ethanol Limited and its Controlled Entities (the "Consolidated Entity") for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" in sections 4.1 and 4.2 of the directors' report and not in the financial report.

The Remuneration report also contains information not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

KPMG

Audit opinion

In our opinion:

(1) the financial report of Australian Ethanol Limited is in accordance with:

a) the *Corporations Act 2001*, including:

i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;

ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in sections 4.1 and 4.2 of the Remuneration report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures.*

KPMG

KPMG

B C FULLARTON
Partner

Perth
29 September 2006

1. CORPORATE GOVERNANCE

Australian Ethanol Limited ("AAE") is a publicly listed company on the Australian Stock Exchange ("ASX"). The Australian Stock Exchange Listing Rules ("Listing Rules") require a listed entity to include in its annual report to shareholders a statement outlining corporate governance practices and to disclose the extent to which the entity has followed the "best practice" corporate governance recommendations set by the ASX Corporate Governance Council.

The corporate governance statement is required to identify each of the ASX Corporate Governance Council recommendations and state if the company has met the requirement of each recommendation. In the case where a recommendation was not followed, the company is required to state that the recommendation was not met and must also get the reason why. The Company is also required to state the period during which the recommendations were followed. For this purpose, Listing Rules Guidance Note 9A sets out the 10 essential corporate governance principles and the applicable "best practice recommendations".

The concept of *"corporate governance"* is the systems, policies and procedures under which an entity is directed and managed. The benefits of good corporate governance are accountability, transparency, disclosure, systems of control and the encouragement to create value.

There have been no changes in these requirements during the past 12 months.

1.1 Compliance with ASX Listing Rule 4.10.3

The Company has adopted the *"if not, why not"* approach.

Australian Stock Exchange Listing Rule 4.10.3 and Guidance Note 9A reflect ASX policy that it is *"appropriate to focus on disclosure of corporate governance practices rather than prescribe adoption of a particular practice"*. Therefore, the Company is obligated to highlight areas of departure from the recommendations: the *"if not, why not?"* approach.

1.2 The Company's Approach

The Board and management of the Company are committed to acting responsibly, ethically and with high standards of integrity and in the best interest of shareholders in order to create shareholder value. To achieve this goal, the Board has developed and resolved to adopt corporate governance practices and policies. The Board and management have implemented Corporate Governance practices and policies. The Corporate Governance Statement by the Board and for inclusion in the Annual Report to Shareholders outlines the practices as adopted by the Company.

1.3 Adoption by the Board

The Board of the Company has reviewed and considered the Corporate Governance Statement to be adopted by the Board and for inclusion in the Annual Report to Shareholders and has resolved that it be adopted. A Board resolution to this effect has been passed.

The Corporate Governance Statement is available on the Australian Ethanol Limited website, www.aael.net

1.4 Summary of Compliance

The Company has complied with 26 of the 28 ASX corporate governance recommendations. The recommendations that have not complied relate to the Board taking the view that The Company is progressing from a development focused business to that of operations and manufacturing. Appropriate changes are being continuously considered by the Board to reflect the changing and developing nature of the company's business.

The Board consider the make-up of the Board is appropriate through its members separate knowledge and experience specific to the business and the industry in which it operates or intends to operate.

2. PRINCIPLES OF GOOD CORPORATE GOVERNANCE

2.1 Principle 1: Lay Solid Foundations for Management and Oversight

"Recognise and publish the respective roles and responsibilities of the board and management"

***Recommendation 1.1**: Formalise and disclose the functions considered by the Board and functions which are to be delegated to management.*

The Board has adopted a formal statement of its roles, functions and responsibilities.

The Board's primary role is the optimisation of Company performance and protection and enhancement of shareholder value. Its functions and responsibilities include:

- setting policy and strategic direction and adopting a corporate strategy;
- monitoring Company and management's performance against this strategy;
- overseeing control and accountability systems;
- identifying the principal risks and opportunities of the Company's business;
- ensuring appropriate risk management systems are establish and reviewed;
- ensuring there are sufficient resources to meet objectives and strategies;
- approving and monitoring financial reporting, capital management and compliance;
- appointing senior management, monitoring senior management's conduct and performance and overseeing remuneration, development and succession;
- adopting procedures to ensure the business of the Company is conducted in an honest, open and ethical manner consistent with Company values;
- approving all significant business transactions;
- ensuring the Company meets its continuous disclosure obligations and that its shareholders have available all information reasonable required to make informed assessments of the Company's prospects;
- overseeing the Company's commitment to sustainable development, the environment, health and safety of employees, contractors, customers and the community;
- ensuring that the Board remains appropriately skilled to meet Company needs;
- reviewing and approving corporate governance systems; and
- delegating authority to management where appropriate.
  The Corporate Governance Statement is publicly available on the Company's website (www.aael.net), and is to be reviewed by the Board on an annual basis to ensure it remains appropriate to the needs of the Company given its size, complexity and ownership structure and the skills of directors and managers.

The Board is also governed by the Company's Constitution and its various policies, as described elsewhere in this Statement.

The Board endeavor to maintain a strategic balance between the responsibilities of the Board, the Chief Executive Officer ("CEO"), the Financial Controller ("FC"), the Company Secretary "(CS") and the Chief Financial Officer ("CFO") once appointed later in 2006.

The CEO is accountable to the Board for management of the Company and its subsidiary entities within authority levels reviewed and approved by the Board each year. The CEO has authority to approve capital expenditure within predetermined limits set out by the Board and is subject to the supervision of the Board.

The FC, CS and CFO is responsible to the CEO for maintaining financial control across the Company and subsidiary entities. This includes management reporting to the Board, statutory accounting, auditing, taxation and insurance. Financial performance is monitored against financial guidelines.

The Board adopted the Corporate Governance Statement for inclusion in the Annual Report to Shareholders on 7 September 2004.

2.2 Principle 2: Structure the Board to Add Value

"Have a board of an effective composition size and commitment to adequately discharge its responsibilities and duties"

Recommendation 2.1: *A majority of the board should be independent directors.*

The Company has five directors, Messr Peter Anderton, David Lymburn, Richard Payne, Phillip Toyne and Dr Michael Douglas. Details of these directors, including their skills, experience and terms of office are set out in the annual report and also on the company website (www.aael.net).

The Board has adopted a materiality threshold relating to a director's current or former association with a supplier, professional adviser or consultant to the Company. From the Company's viewpoint, material is more than 5% of the total consolidated expenses of the Company for the relevant financial year. From the viewpoint of directors when assessing an association, material is more than 5% of the total revenue of the supplier, adviser or consultant as the case may be.

Mr Lymburn and Mr Payne are non-executive directors. Entities associated with Mr Lymburn and Mr Payne consult to the Company and to subsidiary entities owned by the Company from time to time. Remuneration for consulting to the entity related to the Company comprises less than 5% of the annual remuneration of Messrs Lymburn and Payne. As such Messrs Lymburn and Payne are considered to be independent directors.

Dr Douglas and Mr Toyne are Non Executive Directors. Entities associated with Dr Douglas and Mr Toyne may consult to the Company and to subsidiary entities owned by the Company from time to time. During the 2006 financial year, Dr Douglas and Mr Toyne did not separately consult to the Company. As such, Dr Douglas and Mr Toyne are considered to be independent Directors.

Mr Anderton is an Executive Director and is employed as the CEO. He is also the Chairman of the Board. Entities associated with Mr Anderton consult to the Company and to subsidiary entities owned by the Company. Remuneration for consulting to the entity related to the Company comprises more than 5% of the annual remuneration of Mr Anderton. As such Mr Anderton is not considered to be an independent director.

The Board considers the make-up of the Board is appropriate given the size and operations of the Company. The effectiveness of the Board is achieved through knowledge and experience specific to the business and the industry in which it operates.

The Board has also adopted procedures intended to ensure that Board decisions are independently assessed and resolved. All directors are entitled to seek independent professional advice, at the Company's cost, in carrying out their duties, subject to the chairperson's prior approval of the expenditure, which will not be unreasonably withheld. Further, in accordance with the Corporations Act 2001 (Cth) and policies adopted by the Board, each member of the Board is required to keep the Board advised on an ongoing basis of any potential conflict of interest which may exist with the Company. If a conflict does exist, the director concerned must absent himself or herself from any Board discussion in relation to the relevant item and not vote upon such an item. Non-executive directors are also encouraged to confer on a needs basis without management in attendance.

Recommendation 2.2: *The chairperson should be an independent director.*

The Chairman of the Company, Mr Peter Anderton, is not an independent director, in relation to best practice recommendation 2.1. The Board considers that Mr Anderton is appropriate to perform the role of Chairman due to his experience and expertise in the areas of principal focus of the Company, the current nature and state of the Company's industry development program and the need for an efficient board structure. Mr Anderton is suitably qualified to lead the Board, organise and conduct of its function and brief the directors on Board matters. The Board is confident that he is able to facilitate effective contributions from other directors. The Board does not consider that Mr Anderton's other directorships or chairmanships affect his ability to effectively perform these functions for the Company.

Recommendation 2.3: *The same individual should not exercise the roles of the chairperson and chief executive officer.*

Peter Anderton has fulfilled the role of chairperson and chief executive officer of the Company. The division of responsibility between the Company's chairperson and its CEO is set out in the Statement of Board's Role, Functions and Responsibilities referred to in relation to best practice Recommendation 1.

The Board considers that at the current stage of the Company's growth and development, with prudent expenditure of funds and a requirement to operate in an efficient and cost effective manner that a single individual can undertake the roles of Chairman and CEO. The Board closely monitors the combined role of the Chairman and CEO and intend in the near future to engage a suitable individual in order to separate the current combined role.

***Recommendation 2.4**: The board should establish a nomination committee.*

In August 2006, the Board has established a nomination committee as a sub-committee to the Board.

***Recommendation 2.5**: Provide the information indicated in the ASX Corporate Governance Council's Guide to Reporting on Principle 2.*

The Company has complied with providing the relevant information in this Corporate Governance Statement including the procedure for the selection and appointment of new directors to the Board.

2.3 Principle 3: Promote Ethical and Responsible Decision-Making

"Actively promote ethical and responsible decision making"

***Recommendation 3.1**: "Establish a code of conduct to guide directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:*

3.1.1 – the practices necessary to maintain confidence in the company's integrity
3.1.2 – the responsibility and accountability of individuals for reporting and investigating reports of unethical practices"

In 2002 the Company adopted the Australian Institute of Company Director's Code of Conduct ("AICD Code") to set appropriate standards of ethical and professional behavior for its directors. In September 2004, the Company adopted a "Code of Conduct for Directors and Key Executives", which affirmed the Company's adoption of the AICD Code as appropriately setting the standards of ethical behavior for directors. The Board reviews compliance with this Code of Conduct every 12 months and discloses the resolution of the Board in the Annual Report to Shareholders.

The Company's Code of Conduct for Directors and key executives prescribes standards including acting honestly and in good faith, exercising powers for a proper purpose, using due care and diligence, exercising independent judgment and avoiding a conflict of interest.

The Company has also adopted a "General Corporate Code of Conduct" ("General Code") which details the Company's commitment to appropriate corporate practices to its legitimate stakeholders and sets the standards expected of officers and employees in carrying out their duties.

***Recommendation 3.2**: Disclose the policy concerning trading in company securities by directors, officers and employees.*

The Company has in place a trading statement concerning trading in Company securities, a copy of which is provided to all officers and employees of the Company.

The trading statement imposes certain restrictions on the Company's officers and employees trading in the Company's securities to prevent breaches of the insider trading provisions of the Corporations Act 2001 (Cth). The key aspects of the statement are that:

- trading in Company securities and other trade able financial products is only permitted upon notification, in the case of employees, to the Company's CEO or, in the case of Board members, to the Company's Chairman. If the Chairman wishes to trade he must notify the independent directors. Trading is only permitted for 2 weeks following notification and confirmation of trading must be provided to the CEO or Chairman (as the case may be);

- no trading is permitted at any time where an officer or employee is in possession of information which, if it was generally available, a reasonable person would expect to have a material effect on the price of or value of the security or product, or for a period of 2 days following a public announcement by the Company in relation to the matter the subject of that information; and

- active dealing, being trading in a manner which involves frequent regular trading, in the Company's securities is not permitted.

The trading statement is provided to all the Company officers and employees and compliance with it is reviewed at least annually. The Company's current trading statement was adopted on 7 September 2004 but reflects the position adopted under its previous trading statements.

The implementation of and compliance with the Company' trading statement is dealt with in the procedures and mechanisms set out in the Company's risk management policy, set out in this Corporate Governance Statement in relation to the Australian Stock Exchange best practice Recommendation 7.1.

Recommendation 3.3: *Provide the information indicated in the ASX Corporate Governance Council's Guide to Reporting on Principle 3.*

The Company has complied with the provision of the relevant information including a summary of the Company's "Code of Conduct for Directors and Key Executives" and its current trading statement.

2.4 Principle 4: Safeguard Integrity in Financial Reporting

"Have a structure to independently verify and safeguard the integrity of the company's financial reporting"

Recommendation 4.1: *Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.*

The Company's chief executive officer and financial controller together report in writing to the Board that the Company's financial statements for each half and full year present a true and fair view in all material respects, of the Company's financial condition and operational results and are in accordance with accounting standards.

Recommendation 4.2: *The board should establish an audit committee.*

In August 2006 the Company established an audit committee as a sub committee to the Board.

Recommendation 4.3: *Structure the audit committee so that it consists of:*

- only non-executive directors
- a majority of independent directors
- an independent chairperson, who is not chairperson of the board
- at least three members.

The audit committee structure established in August 2006 meets the above requirements of the guidance note and best practice recommendations.

Recommendation 4.4: *The audit committee should have a formal charter.*

The audit committee intend to put in place a formal charter which will include:

- to recommend engagement and monitor performance of the external auditor;
- to review the effectiveness of management information and internal control;
- to review all areas of significant financial risk and risk management;
- to review significant transactions not a normal part of the Company's business;
- to review financial information and ASX reporting statements; and
- to monitor internal controls and accounting compliance.

Recommendation 4.5: *Provide the information indicated in the ASX Corporate Governance Council's Guide to Reporting on Principle 4.*

The names and qualifications of each of the member of the audit committee, are set out in the Company's Annual Report to Shareholders.

The audit committee have formalised procedures for the selection and appointment of the Company's external auditor or rotation of external audit engagement partners, and reviews these matters on an ongoing basis and implements changes as required.

The Board has so far as it is applicable provided relevant information in this Corporate Governance Statement.

2.5 Principle 5: Make Timely and Balanced Disclosure

"Promote timely and balanced disclosure of all material matters concerning the company"

Recommendation 5.1: *Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.*

The Company has in place a continuous disclosure policy, a copy of which is provided to all Company officers and employees who may from time to time be in the possession of undisclosed information that may be material to the price or value of the securities of the Company.

In addition, at each of its meetings, the Board discusses continuous disclosure issues as a standing item and a list of all recent Company announcements is presented.

The continuous disclosure policy is aimed to ensure compliance with the continuous disclosure obligations of the Company under the Corporations Act 2001 (Cth) and Listing Rules. The aim of the policy is to:

- assess information and co-ordinate the timely disclosure to the ASX or the seeking of advice on the information;
- provide an audit trail of decisions regarding disclosure; and
- ensure officers and employees of the Company understand the obligation to bring relevant information to the attention of the chairperson.

The procedure adopted by the Company is essentially that any information that may need to be disclosed must be brought to the attention of the Chairman (and the Board), who in consultation with the Board (where practicable) and any other appropriate personnel will consider the information and whether disclosure is required and prepare an appropriate announcement.

At least once in every twelve month period, the Board will review the Company's compliance with this continuous disclosure policy and update it from time to time, if necessary. This continuous disclosure policy was adopted on 7 September 2004 and reflects the position adopted under its previous continuous disclosure policies.

Recommendation 5.2: *Provide the information indicated in the ASX Corporate Governance Council's Guide to Reporting on Principle 5.*

The Company has provided relevant information in this Corporate Governance Statement upon the continuous disclosure policy.

2.6 Principle 6: Respect the Rights of Shareholders

"Respect the rights of shareholders and facilitate the effective exercise of those rights"

Recommendation 6.1*: Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.*

The Company employs a Corporate and Public Relations Officer and has in place a communications policy, which reflects the commitment of the Company to dealing fairly, openly, transparently and promptly with shareholders, encouraging and facilitating active participation at shareholder meetings and dealing promptly with their enquiries. The policy focuses on the disclosure of information.

The key aspects of the policy are:

- diligent compliance with the Company continuous disclosure trading policies to keep shareholders informed of all relevant information;

- prompt, transparent compliance with statutory reporting and meeting obligations, including sending reports and notices to shareholders by email;
- effective use of the Company website, electronic communication and its share registry to keep shareholders up to date and to deal with their enquiries, including the posting of Company announcements, company reports, notices of meeting and explanatory statements on the Company website; and
- compliance with applicable privacy requirements.

The current communications policy was adopted on 7 September 2004 and reviewed at the August Workshop attended by Directors and Employees of the Company.

Recommendation 6.2: *Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.*

The Company's practice is to ensure its external auditor attends the Company's annual general meeting and other meetings where it is appropriate to do so.

2.7 Principle 7: Recognise and Manage Risk

"Establish a sound system of risk oversight and management and internal control"

Recommendation 7.1: *The board or appropriate committee should establish policies on risk oversight and management.*

The Company has in place a risk oversight and management policy, which sets out the Company's systems for risk oversight, management and internal control. The key aspects of the policy are that:

- the Board oversees the establishment and implementation of risk management systems and control frameworks, and in the absence of a separate audit committee as set out in relation to best practice Recommendation 4.2, has the responsibility to establish, implement and maintain these systems and frameworks; and
- the management are delegated the tasks of management of operational risk and the implementation of risk management strategies with the Chief Executive Officer and Chief Financial Officer having ultimate responsibility to the Board for the risk management and control framework.

In August 2006, the Board established a risk management committee. The risk management systems and control frameworks of the Company, and the effectiveness of their implementation, are reviewed annually by the risk management committee. The risk management committee considers the management of risk at its regular meetings. The risk profile, which is assessed and determined on the basis of the business of the Company, which is to develop, distribute and sell biofuels or alternative transport fuel and produce and sell associated agricultural by-products manufactured as part of the ethanol process, is reviewed annually upon advice from management including, where appropriate, as a result of regular interaction with management and relevant staff from across the business of the Company.

The Board or the senior management of the Company may consult with external accountants on external risk matters as required.

The risk management systems and control frameworks of the Company for identifying, assessing, monitoring and managing its material risks, as established by the Board and the risk management committee in conjunction with management, include:

- the Board's ongoing monitoring of management and operational performance;
- a comprehensive system of budgeting, forecasting and reporting to the Board;
- approval procedures for significant capital expenditure above threshold levels;
- regular Board review of all areas of significant financial risk and all significant transactions not part of the Company's normal business activities;
- regular presentations to the Board by management on the management of risk;

- comprehensive written policies in relation to specific business activities;
- comprehensive written policies in relation to corporate governance issues;
- regular communication between directors on compliance and risk matters; and
- consultation and review processes between the Board and external accountants.

The risk oversight and management policy of the Company was adopted on 7 September 2004.

Recommendation 7.2: *The chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state to the board in writing that:*

7.2.1 – the statement given in accordance with the best practice recommendation 4.1 (the integrity of financial statements) founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board

7.2.2 – the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Chief Executive Officer and Financial Controller of the Company together report in writing to the Board that the statement given in accordance with best practice Recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Recommendation 7.3: *Provide the information indicated in the ASX Corporate Governance Council's Guide to Reporting on Principle 7.*

The Company has provided relevant information in this Corporate Governance Statement upon recognising and managing risk.

2.8 Principle 8: Encourage Enhanced Performance

"Fairly review and actively encourage enhanced board and management effectiveness"

Recommendation 8.1: *Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.*

The Company has adopted self-evaluation processes to measure Board performance. The performance of all directors is assessed through analysis, review and specific discussion by the Board of issues relating to individual directors' attendance at and involvement in Board meetings, interaction with management, performance of allocated tasks and any other matters identified by the Board or other directors. Any significant issues identified are actioned by the Board on an ongoing basis. Due to the Board's assessment of the effectiveness of these processes, the Board has not formalised qualitative performance indicators to measure director's performance.

The evaluation of key executives is carried out by the Board via ongoing monitoring of management performance, based on management's reporting, interaction and involvement with and to the Board and Company performance, and in the future the functioning of the Company's Remuneration Committee and its reporting processes.

2.9 Principle 9: Remunerate Fairly and Responsibly

"Ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined"

Recommendation 9.1: *Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.*

The Company's remuneration policies are value driven and reflected in the Charter of the Remuneration set by the Board. The essence of the Company's current remuneration policy is to competitively set remuneration including incentives to executive directors and senior management, to motivate key executives to pursue the long term growth and success of the Company within an appropriate control framework and to demonstrate a clear relationship between corporate (and key executive) performance and remuneration.

The Company's current policies are as follows:

- the fixed remuneration of key executives will be reasonable and fair taking into account level of responsibility, the legal and industrial obligations of the Company, scale of the business of the Company and the Company's stage of development of its business;
- to ensure performance and remuneration are appropriately linked, key executives will be entitled to appropriate equity based remuneration, including options linked to performance hurdles such as corporate performance (measured by matters such as the Company share price or other performance or production hurdles) and/or a minimum period of service;
- except in exceptional circumstances, no termination payments will be agreed with key executives other than a reasonable period of notice of termination as detailed in the executive's employment contract;
- non-executive directors will be remunerated by cash benefits and appropriate equity based remuneration, will not be provided with retirement benefits (except in exceptional circumstances) and aggregate remuneration will not exceed the amount approved by shareholders (currently $200,000); and
- all remuneration packages be reviewed by the Board annually or on an ongoing basis if required in accordance with relevant remuneration packages.

Details of director's remuneration during any financial year are set out in the Company's Annual Report to Shareholders.

***Recommendation 9.2**: The board should establish a remuneration committee.*

The Company has established a separately constituted Remuneration Committee as a sub committee to the Board.

The Remuneration Committee recommends policy with respect to remuneration and sets out its duties which include:

- reviewing and recommending remuneration packages and incentive policies for executive directors and senior management;
- reviewing and recommending the remuneration of non-executive directors within the aggregate limit set by shareholders;
- assisting the Board in evaluating the performance of the executive directors;
- reviewing succession and career development plans for key executives;
- assisting the executive directors to develop effective and innovative remuneration arrangements;
- administer and be responsible for the share option scheme of the Company, incentive performance packages, superannuation entitlements and retirement and termination entitlements; and
- supervise employment and human resources management policies.

***Recommendation 9.3**: Clearly distinguish the structure of non-executive directors' remuneration from that of executives.*

Non-executive directors will be remunerated by cash benefits and equity based remuneration and will not be provided with retirement benefits (except in exceptional circumstances) and aggregate remuneration will not exceed the amount approved by shareholders (currently $200,000). Executive directors may be remunerated by both fixed remuneration and equity performance based remuneration.

Recommendation 9.4: Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.

The Company ensures that payment of equity-based executive remuneration will be made in accordance with thresholds set in plans approved by shareholders.

Recommendation 9.5: *Provide the information indicated in the ASX Corporate Governance Council's Guide to Reporting on Principle 9.*

The Company has provided relevant information in this Corporate Governance Statement upon Reporting on Principle 9.

2.10 Principle 10: Recognise the Legitimate Interests of Stakeholders

"Recognise legal and other obligations to all legitimate stakeholders"

Recommendation 10.1: *Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.*

As set out in relation to best practice Recommendation 3.1, the Company has adopted a "General Corporate Code of Conduct" setting the standards expected of officers, employees and contractors in carrying out their duties. Under the "General Corporate Code of Conduct", officers and employees must, in all aspects of Company operations:

- act honestly, in good faith and in the best interests of the Company as a whole;
- seek to understand and comply with all applicable laws and Company policies
- endeavour to avoid all forms of conflict of interest or divided loyalties;
- be professional, responsible and accountable;
- protect the Company assets and ensure their efficient use;
- maintain confidentiality of non-public information except where disclosure is authorised or legally mandated; and deal responsibly with the community and specifically in all dealings with traditional landowners.

The Board and management monitor implementation of the "General Corporate Code of Conduct", and any breaches are reported by employees or contractors to their supervisor, manager, directors of the Board or the Chairman.

ASX Additional Information

Additional Information required by the Official Listing Rules of the Australian Stock Exchange Limited and not disclosed elsewhere in this report.

CLASSES OF SHARES AND VOTING RIGHTS

The Company's fully paid shares are of one class with equal voting rights. There are no voting rights attaching to unissued ordinary shares subject to option.

ON MARKET BUY BACK

There is no current on market buy back.

DISTRIBUTION OF SHAREHOLDERS AND OPTION HOLDERS (as at 30 September 2006)

	NUMBER OF HOLDERS		
Category	Ordinary Shares	Options Expiring 31 December 2006	Options Expiring 30 June 2007
1 - 1,000	864	-	-
1,001 - 5,000	1,335	-	-
5,001 - 10,000	566	-	-
10,001 - 100,000	603	-	-
100,001 - and Over	42	-	2
	3,410	-	2

The number of shareholders at 30 September 2006 holding less than a marketable parcel of shares was 876.

RESTRICTED SECURITIES

Holder	No. and Description of Securities Period	Expiry of Restriction
Multiplex Limited	500 Class A Convertible Preference Shares	
	500 Class B Convertible Preference Shares	
	500 Class C Convertible Preference Shares	
	250 Class D Convertible Preference Shares	
	250 Class E Convertible Preference Shares	
	250 Class F Convertible Preference Shares	

OTHER INFORMATION

Australian Ethanol Limited, incorporated and domiciled in Australia, is a publicly listed company limited by shares.

TWENTY LARGEST SHAREHOLDERS (as at 30 September 2006)

		Number	%
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	11,628,881	14.29
2	CVC REEF LIMITED	8,791,666	10.81
3	WESTPAC CUSTODIAN NOMINEES	5,975,446	7.34
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	5,384,429	6.62
5	JAGEN PTY LTD	3,527,177	4.33
6	CVC SUSTAINABLE INVESTMENTS	3,333,333	4.1
7	MONTE CRISTO DEVELOPMENT COIMPANY LLC/C	3,000,000	3.69
8	WASHINGTON H SOUL PATTINSON & COMPANY LIMITED	2,991,940	3.68
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <GSIEDA>	2,002,607	2.46
10	MITSUI & CO (AUSTRALIA) LTD	1,666,667	2.05
11	MACDUFF PTY LTD	1,050,000	1.29
12	NATIONAL NOMINEES LIMITED	906,757	1.11
13	MULTIPLEX ENGINEERING PTY LIMITED	800,000	0.98
14	DR JASON MICHAEL SPENCER & DR CAROLYN JEAN NELSON	759,500	0.93
15	INVIA CUSTODIAN PTY LTD <WHITE A/C>	697,300	0.86
16	MR MARK I HOFFMEYER & M/S ELIZABETH A HOFFMEYER	447,322	0.55
17	CITICORP NOMINEES PTY LIMITED	402,757	0.49
18	MR RICHARD PAYNE	340,000	0.42
19	GJV INVESTMENTS PTY LTD	304,304	0.37
20	HALL ENTERPRISES PTY LTD <SUPERANNUATION FUND ACCOUNT>	300,000	0.37

* Denotes substantial shareholder

SCHEDULE OF TENEMENTS

The economic entity holds interests in the following tenements at 30 September 2006.

Registered Holder / Project	Tenement
Tasmania Magnesite NL	
TasMag Magnesite Deposit (100%)	RL17/1987 & RL18/1987

The Tasmanian Magnesite Deposit is wholly owned by Tasmania Magnesite NL, a wholly owned subsidiary of Australian Ethanol Limited.

END